

July 16th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders, and of which no English translation, version, or summary has been prepared:

- Information published in the BALO : none
- Press releases:
  - Schneider Electric renews its commitment to humanitarian action (June 22th, 2004) - Annex 1
  - Schneider Electric enters into a partnership with Fuji Electric FA Components & Systems to manufacture low voltage circuit breakers (July 1st 2004) - Annex 2
  - Schneider Electric sells its 40% stake in the high voltage joint venture (VAS) to its partner VA TECH Transmission & Distribution (July 2th 2004) – Annex 3
  - Schneider Electric completes the acquisition of Andover Controls (July 15th 2004) – Annex 4
- Other documents :
  - Sustainable Development Report - Annex 5
  - Schneider Electric and the Environment – Annex 6

dlw 7/20

Schneider Electric SA
Société anonyme au capital de 1 854 737 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Enc.




RECEIVED
2004 JUL 19 P

Communiqué de Presse

On the occasion of Sustainable Development week, Schneider Electric renews its commitment to humanitarian action

Schneider Electric is donating electrical equipment to the United Nations Refugee Agency for its camp in Ethiopia and has pledged to support a program to help children and young refugees in Cameroon

Rueil Malmaison (France) June 22, 2004 - Schneider Electric has just donated electrical equipment to the United Nations Refugee Agency. The donation involves variable speed drives (Altivar 38) for controlling water pumps in one of the newly-installed refugee camps in Ethiopia. The gift is worth € 55,000.

Schneider Electric also pledged to support a program to help refugee children and young adults in Cameroon. Today, Cameroon has 17,000 Nigerian refugees in camps in the north of the country, near the border with Nigeria, and 41,625 urban refugees at Yaoundé and Douala.
This program has two objectives:

- The rehabilitation of buildings to facilitate the education and, therefore, the integration of 5,477 refugee children in Cameroon, with the aim of achieving a minimum education rate of 50%
- Professional training for 75 young adult urban refugees to provide better access to the employment market and facilitate their integration in Cameroon.

For Gilles Vermot-Desroches, Schneider Electric's Director of Sustainable Development: "*This mobilization in favor of refugees demonstrates our ambition to be a responsible company. We want to help them in their daily existence, but, above all, to give them back some hope for the future. Only education and professional training can give them a chance to reconstruct their lives*".

Emmanuelle Rouffi, United Nations High Commission for Refugees, director of the Association in France declares: "*With this fourth project, Schneider Electric shows its humanitarian culture once again. This commitment indicates its ambition to ensure its action in the long term*".

Schneider Electric has already supported three projects with the UNHCR:

- in 2001: a financial donation in Afghanistan to house populations displaced by the war
- in 2002: an education program in the Congo
- in 2003: an education program in Tanzania.

On each occasion, Schneider Electric showed its commitment, not only by agreeing to substantial investments, but also by involving its employees.

www.schneider-electric.com

Media Contact :
Schneider Electric
Véronique Moine
tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46


Merlin Gerin
Square D
Telemecanique



Communiqué de presse *(p. 2)*

About Schneider Electric
A world leader in electrical distribution and automation & control systems through its world-class brands Merlin Gerin, Square D and Telemecanique, Schneider Electric develops a global offer of products and services for the residential, buildings, energy and infrastructures markets. Schneider Electric employs 82,000 people worldwide, operates in 130 countries and generated sales of € 8.8 billion in 2003 through 13,000 sales outlets..

Schneider Electric:
Giving the best of the New Electric World
to everyone, everywhere, at any time




RECEIVED
2004 JUL 19 P 4:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Schneider Electric and Fuji Electric FA Components & Systems Enter Into a Partnership To Manufacture Low Voltage Circuit Breakers

Rueil Malmaison, France, July 1st, 2004 - Schneider Electric and Fuji Electric FA Components & Systems Co., Ltd. announced today that they have formed a partnership for the manufacturing of commonly designed low voltage circuit breakers (MCCB) in a newly inaugurated industrial facility located in the city of Dalian, China. This new entity, named Schneider Fuji Breakers Dalian, was established with a capital of $6 million. It is owned 60% by Schneider Electric and 40% by Fuji Electric FA Components & Systems and will employ 160 people.

Leveraging partnership to accelerate the launch of more compact products, with increased performance and lower cost

Low voltage circuit breakers are one of the major components in the field of electrical distribution. Schneider Electric offers a broad, consistent range of low voltage circuit breakers worldwide, with products meeting standard requirements around the world, notably IEC European standards and NEMA North American standards, while Fuji Electric FA Components & Systems has been developing electrical distribution devices since many years with a long experience especially in the Japanese market.

By combining their know-how and volumes, the two partners have developed a high-quality product with superior price competitiveness. The first product manufactured will be a 250A frame MCCB, and further widening of the range is planned. The joint-venture is expected to reach a manufacturing capacity of more than 600,000 units per year within a few years.

Both companies will sell products manufactured by the joint-venture under their own brands and through their own sales networks. Launches will start in China in July 2004, to be gradually extended to other Asian countries.

About Fuji Electric Group
Fuji Electric Group is a technology-oriented conglomerate providing electric devices, components, systems, service and solutions with 2003 sales of ¥856 billion. Headquartered in Tokyo, Japan, the Group employs approx. 25,000 people, serving customers worldwide.
Fuji Electric FA Components & Systems Co., Ltd. (http://www.fujielectric.co.jp/fcs/) is a leading provider of industrial products including control & power distribution equipment, drive control and power supplies, which has approx. 5,100 employees worldwide, generated sales of ¥168 billion in 2003.

About Schneider Electric
Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 82,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric:
Give the best of the New Electric World to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release

Schneider Electric and Fuji Electric FA Components & Systems Enter Into a Partnership To Manufacture Low Voltage Circuit Breakers

Rueil Malmaison, France, July 1st, 2004 - Schneider Electric and Fuji Electric FA Components & Systems Co., Ltd. announced today that they have formed a partnership for the manufacturing of commonly designed low voltage circuit breakers (MCCB) in a newly inaugurated industrial facility located in the city of Dalian, China. This new entity, named Schneider Fuji Breakers Dalian, was established with a capital of $6 million. It is owned 60% by Schneider Electric and 40% by Fuji Electric FA Components & Systems and will employ 160 people.

Leveraging partnership to accelerate the launch of more compact products, with increased performance and lower cost

Low voltage circuit breakers are one of the major components in the field of electrical distribution. Schneider Electric offers a broad, consistent range of low voltage circuit breakers worldwide, with products meeting standard requirements around the world, notably IEC European standards and NEMA North American standards, while Fuji Electric FA Components & Systems has been developing electrical distribution devices since many years with a long experience especially in the Japanese market.

By combining their know-how and volumes, the two partners have developed a high-quality product with superior price competitiveness. The first product manufactured will be a 250A frame MCCB, and further widening of the range is planned. The joint-venture is expected to reach a manufacturing capacity of more than 600,000 units per year within a few years.

Both companies will sell products manufactured by the joint-venture under their own brands and through their own sales networks. Launches will start in China in July 2004, to be gradually extended to other Asian countries.

About Fuji Electric Group

Fuji Electric Group is a technology-oriented conglomerate providing electric devices, components, systems, service and solutions with 2003 sales of ¥856 billion. Headquartered in Tokyo, Japan, the Group employs approx. 25,000 people, serving customers worldwide.

Fuji Electric FA Components & Systems Co., Ltd. (http://www.fujielectric.co.jp/fcs/) is a leading provider of industrial products including control & power distribution equipment, drive control and power supplies, which has approx. 5,100 employees worldwide, generated sales of ¥168 billion in 2003.

About Schneider Electric

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 82,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric:
Give the best of the New Electric World to everyone, everywhere, at any time



Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release

Schneider Electric completes the acquisition of Andover Controls

Rueil-Malmaison, France, July 15, 2004 – Schneider Electric announces today that it has completed the acquisition of Andover Controls, a Bafour Beatty company. Andover Controls is a highly successful player in Building Automation and Security, with sales of $169 million in 2003.

Building Automation is one of the new growth platforms identified by Schneider Electric as part of its strategy to develop in strategically related activities with high growth potential. Andover Controls enables Schneider Electric to considerably strengthen its positions on this market, where it became a major player by the June 2003 acquisition of TAC. Also, with Andover Controls, Schneider Electric benefits from a platform well-suited for expansion in electronic Security, which is a €20 billion market growing by 7% a year.

About Andover Controls

Andover Control's scalable, integrated Building Automation and Security products and solutions, comprehensive customer training and value adding after sale support have led to its 28 years of successful growth and profitability. The company has 690 employees worldwide and recorded sales of $169 million in 2003 with an operating margin of 16.7%.

(in million $)	Year ended December 31, 2003
Sales	169.1
Gross margin	77.5
As % of sales	*45.8%*
EBIT	28.3
As % of sales	*16.7%*


Asia 4%
Other 2%
Other Europe 4%
United Kingdom 20%
United States 70%

About Schneider Electric

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 82 000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Sustainable Development Report

Report on our economic, social
and environmental responsibility in 2003


Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World



Methodology

Use of the Global Reporting Initiative as a reference

We have used the Global Reporting Initiative (GRI) as a reference in defining and assessing our social and environmental performance. Created in 1997, the GRI international benchmark grew out of work involving the United Nations Environment Program, private companies, non-governmental organizations and specialized groups. Reflecting our commitment, GRI indicators for each section are listed in the table of contents on page 1.

Compliance with France's NRE legislation

This report has also given us the opportunity to address the requirements of France's NRE legislation more specifically and exhaustively. Article 116 of the NRE Act requires listed companies governed by French law to release information on 46 quantitative and qualitative criteria assessing their social and environmental performance.
This information is presented on pages 49 to 56 of our 2003 Annual Report, which can be downloaded at
www.schneider-electric.com/en/chiffres/cptes.htm

Contents



To find out more about Schneider Electric go to www.schneider-electric.com



Interview

Henri Lachmann

Chairman and Chief Executive Officer of Schneider Electric

How do you define sustainable development?

Sustainable development is how we meet our responsibilities to the community in today's world.
Our mission of giving the best of the New Electric World to everyone, everywhere at any time naturally integrates the idea of progress and responsibility.
Schneider Electric is a global company present in 130 countries.
Wherever we operate, we need to be deeply committed at the local level.
We can only move forward if we constantly integrate contributions from all cultures and all the professions of Electrical Distribution and Automation & Control.
We want to take advantage of our diversity, with the goal of cultivating differences and creating wealth in all our host countries.

How is Schneider Electric responding to the challenges of sustainable development?

Sustainable development is a major focus of our NEW2004 program, with a dedicated challenge devoted to Corporate Community Responsibility. We have defined overall objectives with specific indicators adapted to local conditions. In this way, we can track progress in meeting our commitments everywhere we operate.
We have also created a Sustainable Development department at the corporate level to raise awareness across the Company and to ensure that improvement programs are implemented properly.
It's crucial that each and every one of us embraces these challenges and goals.
Lastly, I have asked a non-executive member of the Board of Directors to regularly monitor our sustainable development commitments and our progress in meeting them.

Chairman and Chief Executive Officer Henri Lachmann explains how a company like Schneider Electric integrates the challenges of sustainable development.

What has the concept of sustainable development brought to your Company?

By raising the issue of our social, societal and environmental responsibilities, the concept prompted us to develop guidelines entitled *Our Principles of Responsibility*.
For a company like ours, which every year takes on several thousand new employees worldwide, this was a highly structuring process. We then deployed improvement objectives, such as providing basic social coverage for all our employees around the world or ensuring that all our plants are certified to ISO 14001 standards by year-end 2004.
Another example concerns helping disadvantaged youth enter the workforce; teams at more than 400 of our sites are fully committed to supporting dedicated local associations involved in this area.

What are the major challenges for the future?

Climate change and the efficient use of natural resources are the most important challenges, both now and in the future.
We're fully aware of the stakes and intend to help build a sustainable world by providing customers with environmentally friendly products and solutions. In particular, our innovations are helping to improve energy efficiency and reduce energy consumption.
Our acquisition of TAC in 2003 will further enhance our ability to convince customers that, by reducing energy consumption, we can not only cut costs but also make a responsible commitment to future generations.

Does being a leader entail special responsibilities?

When we say that the future will be increasingly electric, with new types of generation and fresh applications, we are also making a commitment to support research initiatives in combined heat and power, for example, and to ensure that every time we consume energy we do so more efficiently. In other words, we have the important advantage of being part of the solution, not part of the problem.
We have great potential,
and our commitment and achievements will make the difference.

Henri Lachmann
Chairman and Chief Executive Officer

Our vision and responsibilities



Our vision and responsibilities 



Electricity is an integral part of our daily lives and indispensable in the production of most of the products and services we use.
The challenge today is to discover ways to consume this energy more effectively, to innovate for greater efficiency, and to find the technical and financial resources that will allow us to share electricity and support its development.
With this in mind, we intend to help build a more sustainable world in all the regions in which we operate by providing customers with products and solutions that facilitate access to energy and help reduce energy consumption.

Giving the best of the New Electric World

Schneider Electric, an industry leader

Schneider Electric is the only global company devoted exclusively to Electrical Distribution and Automation & Control. The Schneider Electric family comprises three major global brands (Merlin Gerin, Square D and Telemecanique), specialist brands (including Crouzet, MGE UPS Systems and TAC) and local brands (Eunea, Feller, Federal Pacific, etc.).



A leader and a specialist

Schneider Electric develops products, equipment and services for controlling, monitoring, protecting, and supervising machines and networks. Generally integrated into complex installations and invisible to end-users, our products are indispensable at every stage of the power transmission and distribution chain in four core markets: Residential, Buildings, Industry, and Energy & Infrastructure (see pages 8-9).
We are one of the international marketplace's leading suppliers of switchgear and low-voltage equipment, as well as of medium-voltage devices and programmable logic controllers.
Today, Schneider Electric is the only company in the world focused exclusively on Electrical Distribution and Automation & Control.
Our competitors include large, diversified broadline manufacturers such as ABB, General Electric, Mitsubishi Electric and Siemens; multinational specialist manufacturers like Omron and Rockwell Automation; and medium-sized providers of electrical distribution equipment with a more regional presence, such as Eaton, Hager and Legrand.

Global and local

In 2003, Schneider Electric had operations in 130 countries on all continents, including 177 production sites and 60 logistics centers. With 74,276 employees, we generated sales of €8,780 million.
While sales outside Europe and North America have tripled since 1993, the number of expatriate employees has remained unchanged, as we have been able to meet most of our new human resources needs through local hiring and training initiatives, internal promotion and mobility programs (see page 33).

Products for the international market represent 40% of sales, but we also tailor our lineup to local expectations, specifications and needs with the support of nearly 80 product development sites in 25 countries.
This local presence enables us to pursue sales opportunities wherever they arise and reduces exposure to business cycles in local markets.





A strategy of geographic redeployment

Schneider Electric makes 55% of its sales in Europe, 25% in North America and 20% in the rest of the world. Our greatest growth potential is in emerging markets like China, Brazil, India and Eastern Europe, as well as in certain industrialized countries, such as Australia, Japan and South Korea.
To anticipate these developments and serve growth markets locally, we initiated a strategic redeployment program in 2002 designed to move our production sites closer to customers.
Research and development is also organized at the global level to meet a broad range of customer expectations, with development centers in Europe, the United States and Asia and customer support centers near supplier regions for emerging countries, in Mexico and soon in China.
This redeployment entails changes in the location, organization and number of jobs, but in the long run it will benefit the entire organization–even in more mature markets–and enables us to extend our operations worldwide in a responsible manner.



From manufacturing to assembling

Founded in 1836, Schneider & Cie steadily built a presence in heavy machinery and transportation equipment through the mid-20th century. Having established a position in electricity in the late 19th century, the Company gradually refocused on this industry with the acquisition of Merlin Gerin in 1981, Telemecanique in 1988 and Square D in 1991. The refocusing process was completed in 1997 with the divestment of Spie Batignolles. In 1999, the year in which it acquired Lexel A/S, the Company changed its name to Schneider Electric SA, which owns all outstanding shares of Schneider Electric Industries SAS. Today, Schneider Electric assembles and develops products and solutions. Its purchases are comprised largely of finished, machined components (see page 12).



Europe
More than
43,000 people*
North America
More than
16,000 people*
Middle East
More than
1,100 people*
Africa
More than
1,200 people
Asia – Pacific
More than
5,000 people*
South America
and Caribbean
More than
1,500 people*

Schneider Electric, an industry leader

Growth opportunities in four core markets

The need for a steady, reliable, monitored supply of electricity is universal, from production facilities to transportation infrastructure, buildings and single-family homes.
By controlling, monitoring and protecting equipment and people, our products make using electricity safer, simpler and more efficient for everyone.

Energy & Infrastructure

Optimizing availability, safety and operating costs

Lineup

Our solutions, products and services cover:
- Power generation and distribution.
- Energy metering and quality.
- Water transportation and treatment.
- Passenger and freight transportation.
- Telecommunication infrastructure.
- Gas and oil infrastructure.
- Multi-site remote management.

Business environment

Growth is being driven by the operation of Internet-related infrastructure, the privatization of public infrastructure, the development of renewable and distributed energy, stricter environmental legislation, heightened safety requirements and the extensive outsourcing of services, as well as by the need for infrastructure for passenger and freight transportation, due to globalization, and for water treatment, due to depletion.

Main customers

Systems integrators, OEMs, electric companies, large industrial companies, service firms, public-sector investors and supervisory authorities.





Industry

Optimizing productivity, flexibility, safety and traceability

Lineup

Our solutions, products and services cover:

- Machine control.
- Process automation.
- Electrical supply and distribution.
- Single or multi-site production data management.

Business environment

All sectors are served, including the food and beverage, packaging, automobile, pharmaceuticals, electrical components and chemicals industries. Major growth paths include global partnerships with strategic accounts and OEMs, as well as Transparent Ready™ solutions*.

Main customers

Engineering firms, systems integrators, OEMs, large industrial companies, panelbuilders and electrical equipment distributors.

Buildings

Optimizing comfort, safety, communication and operating costs

Lineup

Our solutions, products and services cover:

- Electrical supply and distribution.
- Utilities management (lighting, air conditioning, elevators, access control, etc.).
- Data exchange (Voice-Data-Image, landline, power line carrier technology, and radio).
- Multi-site remote management for office buildings, shopping malls and stores, industrial buildings, ships, hotels, hospitals and schools.

Business environment

There is significant growth potential in the management of industrial and commercial buildings through Transparent Ready™ solutions* and services offerings.

Main customers

Developers, engineering offices, contractors and panelbuilders, electrical equipment distributors, systems integrators and operating companies.

Residential



Optimizing availability, safety and operating costs

Lineup

Our solutions, products and services for single-family homes and apartment buildings cover:

- Electrical distribution (protection and installation systems).
- Monitoring and safety.
- Home automation and data exchange systems based on advanced technologies (Voice-Data-Image, landline, power line carrier technology, and radio).

Business environment

This is a dependable, steady market in which renovation accounts for 50% of demand. There are substantial growth opportunities linked with expansion in emerging markets and the development of new technologies.

Main customers

Architects, building owners, developers, building



* *Transparent Ready™ allows customers to manage electrical distribution and automation data on one*

Towards a New Electric World

Energy efficiency is a primary concern for Schneider Electric, now and in the future.
Our offer enables customers to enhance environmental protection without sacrificing comfort.



Electricity, energy source of the future

The future will be increasingly electric.
As electricity, automation and communication technologies converge, smart homes, information highways and transparent factories will become part of our daily lives.
With this in mind, Schneider Electric is focusing on its mission of providing the best of the New Electric World to customers in its various markets with reliable, innovative, high-performance systems and services that improve competitiveness, safety and comfort.
In industrialized countries, expectations are evolving. Customers want us to help them optimize energy management with the goal, among others, of reducing electricity consumption and widening the choice of energy sources.
These expectations are opening new outlets for our products and services while enabling customers and end-users to meet their own sustainable development goals.
In developing markets, customers focus mainly on implementing solutions that make electrical installations viable, thereby facilitating widespread access to electricity or water.

Sustainable development, a strategic opportunity

In the New Electric World focused on energy performance, the principles of sustainable development are a growth driver for Schneider Electric. Energy has become a critical resource for customers in terms of both risk and costs and we are positioned to provide appropriate technological solutions.
To take advantage of these opportunities, we are pursuing a strategy focused on five growth platforms: secured power, energy efficiency, building automation, building safety and components for repetitive applications.
These platforms are intended to develop future core businesses aligned with our current operations; three of them directly support sustainable development measures and target markets that are currently growing by 6% to 10% a year.
The energy efficiency platform develops products and services to monitor energy use and improve energy performance in electrical installations. These include smart meters that, at certain times, allow for intelligent load shedding.
The building automation platform develops solutions that do things like automatically close shutters or regulate temperatures with the goal of reducing energy loss.
Lastly, the secured power supply platform indirectly impacts issues concerning energy source selection and management. The guarantee of uninterrupted supply entails upgrading and optimizing electrical systems, thereby generating energy savings.



To develop this secured energy platform, we have invested some ¤6 million in start-ups involved in alternative energy sources like fuel cells and gas turbines.
Our strategic targets include customer families closely linked to sustainable development challenges, in particular strategic accounts (see page 31).
These include water distribution companies, through electrical distribution and automation solutions that enable them to upgrade their facilities, and urban mass transit organizations that will expand in an environment that promotes alternatives to the automobile and the use of wind turbines or other renewable energy sources.


Universités
2028



"Energy efficiency means the same level of comfort or service at lower cost."

Interview/ Odd-Even Bustnes,
Special Aide to CEO and Consultant for Energy Resources and Commercial and Industrial services at the Rocky Mountain Institute

Rocky Mountain Institute is an entrepreneurial nonprofit organization that fosters the efficient and restorative use of natural, human and other capital to make the world more secure, just, prosperous, and life sustaining.

→ *What is the market principle of energy efficiency?*

The idea is to find a balanced trade-off between efficiency and energy supply—to let the two compete on a level playing field through rewarding efficient end-use and load management, unbundling service attributes, and shifting suppliers' mission, structure, and culture, to name a few. Under the current system, consumers reap all the benefits of reducing energy consumption, leaving suppliers with one single incentive: to sell more electricity. What we need is a market framework that allows consumers to reduce their bills through reduced consumption while rewarding energy producers with higher margins through lowered capital expenditures and through a rate structure tied to how much their consumers have reduced kilowatt-hour usage. In sum, lower usage should give higher rates to the utility and lower bills to the customer. Market rules in some States already enable this.

→ *Where are the potential reservoirs for energy savings?*

In the US, we have considerable potential for energy savings. To give an example, industrial, domestic and other motors typically consume electricity worth their own capital cost multiple times per year. These also consume over half of total electrical output, yet on average these are quite inefficient. This consumption could be reduced by 25% if we used the most efficient motors available in the market. The energy used by air conditioning could be cut by 50% to 75%, notably by improving building insulation.

→ *How can we shift from a traditional business model based on selling a service (power distribution), to one based on energy efficiency, in which the provider is paid in relation to the energy savings achieved?*

TAC has developed a good model with its performance contracts. Schneider Electric should provide its customers with a comprehensive energy solution rather than an energy automation package, with explicit pricing of service attributes (not power delivery) such as enhanced reliability and provision of heating and cooling services.

→ *Don't you find it unfortunate to use the term "negawatts" to express a gain for companies and the planet?*

"Smart energy use" would perhaps be better, the point being that energy efficiency allows people to benefit from having the same level of comfort or service at a lower cost.

www.rmi.org

Impact of our businesses

From the purchase of raw materials to the end of product life, our businesses impact society and the environment. The most significant effects are indirect, notably through reducing customer energy consumption and influencing suppliers' social and environmental practices.


Purchases
Production
Raw materials and production resources
Processed components
Electrical and electronic products and components
Non-production
Schneider Electric

Purchases

> Profile

- **750** Schneider Electric employees are involved in purchasing.
- They represent the equivalent of **4,800** indirect supplier jobs.
- **128** of our suppliers have signed the Global Compact.
- (see page 27)

> Effects

Mainly in the chemicals or mining industries, in the areas of energy consumption, air and water pollution, waste, and the destruction of natural surroundings and biodiversity.

> Influence

Limited room for action due to Schneider Electric's marginal share of purchasing markets and dependence on spot market prices, and relatively little overall understanding of suppliers' social and environmental conditions.

> Improvement plans

- Improve understanding of our suppliers and of their suppliers, who provide raw materials.
- Include more social and environmental criteria

Production

> Profile

- **119** of our 177 production sites serve local markets.
- **43,944** employees work at these sites, most of which have fewer than 300 employees.
- **74%** of our production facilities were ISO 14001 certified at year-end 2003.

> Effects

Relatively small environmental impact for the business, which essentially involves assembling products. Impact mainly through the consumption of raw materials and energy. Airborne emissions not significant and below regulatory limits.

> Influence

Direct influence on the manufacturing base. Schneider Electric's decision to produce close to local markets limits the environmental impact as it means smaller production units and less transportation.

> Improvement plans

- Ensure that all production sites and logistics centers are ISO 14001 certified at year-end 2004.
- Extend the use of Best Available Techniques

Distribution

Distributors

Contractors and systems integrators

Strategic accounts

End users

Industry

Buildings and residential market

Energy and infrastructure

End of life

Disassembly/ recycling channels

Landfilling

Incineration

> Profile

• Direct and indirect sales
- **7,000** Schneider Electric sales staff and 100 global strategic accounts (**8%** of sales).
- **13,000** distributor sales outlets (**50%** of sales).
• Products most often integrated into complex installations, invisible to end users.
• **70%** shipped by road, **15%** by sea and **10%** by air.

> Effects

Mainly from road and air shipment (*energy consumption, greenhouse gas* emissions and air pollution).

> Influence

Direct influence on the choice of transport and supply chain organization; indirect influence on shippers' environmental performance.

> Improvement plan

Move production sites closer to their markets.

> Profile

• More than **79%** of sales in Europe and the United States.
• Sales by market


9 %
17 %
42 %
32 %
Energy & Infrastructure
Industry
Buildings
Residential

> Effects and influence

• Because fossil fuels are the source of most of the electricity produced worldwide, energy savings generated by Schneider Electric's products, solutions and services help reduce greenhouse gas emissions.
• Schneider Electric has a direct influence on the safety of product users.

> Improvement plan

Develop energy-efficient products, either internally or through acquisitions.

> Profile

• Average product life: **10-20 years.**
• **57%** of global products eco-designed at year-end 2003.
• Treatment of end-of-life products available in Europe.

> Effect

Linked to product incineration and landfilling (greenhouse gas and toxic substance emissions) and the presence of hazardous substances in certain products (polychlorinated byphenyls, SF6 gas, asbestos, batteries, etc.).

> Influence

Direct influence on making products environmentally friendly, through the development of eco-design and end-of-life processing solutions.

> Improvement plans

• Ensure that **100%** of new global products are eco-designed in 2004.
• Develop end-of-life treatment solutions.
• Improve understanding of the end-of-life

Our approach to sustainable development



Our approach to sustainable development



A company's long-term viability depends on its ability to respond to economic, social and environmental challenges. At Schneider Electric, responsibility is an integral part of our strategic vision and improvement program. More than a philosophy or business culture, responsibility is a strategic commitment that enables us to federate our entire organization around tangible objectives, as part of our corporate mission.
This allows our teams around the world to buy into our sustainable development approach and adapt it to local laws and practices. With this in mind, we have established and aligned global and local objectives to which all units and employees contribute directly.

"Responsibility is a state of mind, a lever for improvement, that ensures being able to meet the challenges presented to us."

Corporate governance and sustainable development organization

With sustainable development, our challenge is to create a community of active, effective process managers throughout the organization. This commitment at the local level gives our approach its global scope.

The Schneider Electric Board of Directors comprises thirteen members, eight of whom are independent Directors, as defined in the Bouton report on corporate governance.
Foreign representation is also significant as the Board includes five non-French Directors.
Employee shareholders are represented by a Director who sits on the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.
The average age of the Board members is 61.
In March 2003, the Board approved a set of operating rules and procedures that include and expand on previously adopted resolutions concerning the organization and operations of the Board and its committees (Remunerations/ Appointments and Audit).
Schneider Electric has also adopted a code of ethics for Directors and employees.
Two committees–the Remunerations and Appointments Committee and the Audit Committee–assist the Board in its mission.
One Director and member of the Audit Committee, James Ross, has been assigned on behalf of the Board to develop specific expertise in the area of sustainable development.

Involvement at the highest levels

The new Schneider Electric organization implemented in 2002, which separates strategic deployment from operational management, is aligned with the main guidelines of sustainable development policy.
The organization includes:

➤ A Chairman and Chief Executive Officer who oversees strategic deployment and two functional divisions (Finance & Control-Legal Affairs and Human Resources & Communication).

➤ A Chief Operating Officer, who oversees three corporate divisions (Customer & Market, Product & Technology, and Globalization & Industry) and the operating divisions (Europe, North America, International & Iberia, and Asia & Pacific).

In 2003, five executive committees were created:
Direction & Strategy, Acquisitions, Operations

Interview/ Morgan Carval, Analyst, Industrial Goods and Services, BNP-Paribas Asset Management, Sustainability Research



BNP Paribas Asset Management is the investment management arm of BNP Paribas, the leading bank in the euro zone in terms of net profits. A subsidiary with its own resources, BNP Paribas Asset Management has €167.7 billion of assets under management and is one of the leading players in European fund management.

→ *What are the main criteria used by BNP-Paribas Asset Management for its non-financial assessments?*

In addition to traditional financial evaluation, we try to uncover sources of value creation or destruction in the area of corporate governance, social and environmental responsibility. We look at issues such as shareholders' rights, human capital management, pollution risks and a range of other sector-specific issues.

→ *What trends do you anticipate for Schneider Electric's industry?*

Tighter environmental legislation will create new responsibilities for manufacturers. This concerns both product content, through the banning of toxic compounds, and end-of-life management, with new recovery and recycling requirements. On the other hand, the potential increase in electricity prices and development of renewable energy sources will create new requirements for industrial customers. On the social side, investors' concern over employment practices and labor standards will increase as the industry expands in emerging countries.

www.bnpparibas.com

Schneider Electric has a clearly defined environmental strategy and a history of social responsibility inherited from Merlin Gerin, Telemecanique and Square D.
Today, *Our Principles Of Responsibility*

		Corporate Governance: legal obligations, recommendations & expectations		Schneider Electric's performance		
Independence	Directors *with regards to* Management	At least 30% of Board members and 50% of Remunerations Committee members should be independent Directors ▲	*Percentage of independent Directors*	*Board of Directors*	*Audit Committee*	*Appointments and Remunerations Committee*
			*Bouton report definition** ▲	53%	100%	40%
		Average term of 5 years for Directors ▲		4 years		
	Auditors *with regards to* Management	No consulting services sold by auditors ▲ ■		True		
		Meetings between auditors and Directors without senior management ■ ▲		Twice with external auditors Four times with internal auditors		
	Directors among themselves	No cross-Directorships, no seats on the same Boards and no shared past (education, career or family) ▼		46%		
Role in decision-making	Directors	Number of meetings and average attendance rate ▼		8 three-hour meetings, 91%		
		Audit, Appointments and Remunerations Committees ▲		*Audit Committee*		*Appointments and Remunerations Committee*
		Number of meetings ▲		5		4
		Attendance rate ▲		100%		100%
		Assessment of Board operations every three years ▲		Assessed in 2002, reviewed in 2003		
	Shareholders	Attendance at Annual Meetings ▼		40%		
		Percentage of decisions submitted to a vote by shareholders ▼		0%		
	Other stakeholders	Directors representing employees or other non-shareholder stakeholders and percentage of their proposals approved ▼		0%		
		Number of corporate social responsibility resolutions voted and approved at the Annual Meeting ▼		1		
		Number and percentage of questions at the Annual Meeting about corporate social responsibility issues ▼		8 questions on corporate social responsibility out of a total of 17 (47%)		

Obligation - Recommendation ▲ Viénot or Bouton reports ■ Sarbanes Oxley Act ▼ Other issues expressed by stakeholders

**For the company or its group, the Director is not an employee or corporate officer (mandataire social) and has not been one during the previous five years; is not a corporate officer of a company in which the company holds, either directly or indirectly, a directorship; is not a customer or supplier (going back five years) that is material for the company or its group; does not have any close family ties with a corporate officer of the company; has not been an auditor of the company over the past five years; and has not been a Director of the company for more than twelve years.*

A dedicated organization

Following the creation of a Sustainable Development department in 2002, two specific groups were formed in 2003:

➤ The sustainable development council, which sets strategic objectives for the Company's sustainable development improvement plans. Members meet with the Chairman once a year to confirm compliance with sustainable development principles in their respective areas.

➤ The sustainable development committee, which brings together representatives from the functional and operating divisions. With the Vice-President Sustainable Development, it deploys sustainable development improvement plans within the Company and ensures their consistency.

Correspondents across the organization

Our sustainable development approach is relayed by an extensive network of correspondents throughout our organization. Each production site has its own environmental management officer reporting directly to the plant manager who, in turn, reports to the country manager. This network of 160 correspondents is supported by an environmental policy manager in the Globalization & Industry department.

Our eco-design strategy is supported by the Science and Technology Division, which coordinates its application with product managers who oversee environmental issues. Dedicated intranets within each of these networks centralize information on strategy, regulations and best practices.

Regarding social strategy, operating division executives are responsible for effectively managing human resources in subsidiaries under their management. They are in charge of implementing and tracking the NEW2004 program and deploying Our Principles of Responsibility. Information on social strategy is continuously exchanged on He@rt, the Human Resources intranet.



Interview with James Ross, Independent non-executive Director of Schneider Electric, Chairman of National Grid Transco

→ ***How does the concept of sustainable development benefit shareholders?***

We're living in a transparent, interconnected world. Shareholders no longer accept that a company can create wealth without respecting the law or the interests of other stakeholders, including employees.

→ ***What is your approach to sustainable development?***

I think it has to be part of a very broad vision that takes into account the Company's long-term interests. If we can match these interests to those of the larger community, then we have a very powerful lever. At Schneider Electric, we're beginning to see involvement in these issues at the operating level. Senior management believes fully in sustainable development. As a Director, I'm committed to seeing how and to what extent the Company is meeting its sustainable development commitments.

Managing our approach

In a globalizing world, *Our Principles of Responsibility* provide a reference that informs the decisions and actions of everyone in the organization. These principles define the Company's commitment to each of its stakeholders and align all our policies.



Our Principles of Responsibility, the Company's reference

Implemented in late 2002 and early 2003, Our Principles of Responsibility were developed by 600 team members in some 15 international working groups. Today, it is the document of reference for individual employees and teams. Non-compliance with the Principles constitutes gross negligence. The Executive Committee approved the document and its deployment procedures in December 2002.

Commitments made for the Company as a whole were met in 2003:

➤ Internally, we communicated extensively with the entire worldwide workforce to inform employees about Schneider Electric's commitments. Some 65,000 copies of the NEW*World* in-house newsmagazine were distributed in French, English and Spanish.

➤ The finalized Principles of Responsibility are included in all new work contracts worldwide.

➤ Local policies are based on the document. Broad-based deployment began in the country organizations in 2003 and will be finalized in 2004.

Our Principles of Responsibility have been translated and given to each employee in China, Hungary, France, the United States, Spain, South Korea, Greece, Japan, Germany, Turkey, Brazil and other countries.

To find out more, go to: www.schneider-electric.com/fr/pdf/principes_resp_fr.pdf.


Nos principes de
Responsabilité
pour un New Electric World
Nuestros principios de
Responsabilidad
para un New Electric World
Our Principles of
Responsibility
for a New Electric World
Schneider Electric

Our Principles of Responsibility in Taiwan

Schneider Electric Taiwan distributed the Company's *Principles of Responsibility* to its 80 employees. Each was asked to sign a form acknowledging receipt of the document and to take a quiz to demonstrate his or her understanding of the concepts. The *Principles of Responsibility* are also handed out to all new employees, included in work contracts, posted in offices and on the intranet, and printed on pay slips. Management discusses the Principles at its meetings and all team members are regularly tested on their proper deployment.

Major challenges and how we are meeting them

Economic challenges

- ▲ ● Develop the market for energy efficiency and reduced consumption
- ■ Innovate
- Achieve a balanced fit between renewal markets in industrialized countries and investment markets in emerging economies
- ▲ ✱ Invest in emerging economies to contribute to their economic growth
- ✱ ■ Maintain a balanced presence worldwide (innovation, production and sales shared equitably among all continents)
- ▲ Maximize local economic impact for our operations
- ▲ ■ Make a meaningful commitment in our host regions
- ■ Aim for total product quality
- ▲ ▽ Foster equitable relationships with suppliers
- ▲ Eliminate uncompetitive practices and corruption
- ● Promote improvements in safety conditions for product use
- ■ Adjust base costs to business conditions

Social challenges

- ◆ Ban forced labor/child labor
- ◆ Promote human rights
- ▲ ■ Foster better health and safety conditions
- ▲ ◆ Respect and promote social dialogue
- ▲ ■ Increase salary and career opportunity equity
- ▲ ■ Promote diversity and ban discrimination within the Company
- ▲ ■ Make management positions available to local people
- Restructure responsibly
- ▲ Develop staff employability
- ▼ Ensure supplier compliance with ILO conventions
- ▲ ■ Foster employee participation in local development initiatives

Environmental challenges

- ▲ ● Improve the energy efficiency of our products
- ▲ ● Reduce product size
- ▲ ● ■ Pursue research and development of alternatives to hazardous substances
- ▲ ● Reduce toxic airborne emissions from products through eco-design and improvements in leak-tightness and manufacturing processes
- ● Minimize products' end-of-life impact
- ● Develop solutions for end-of-life waste, notably through the recovery of materials and energy
- ● Reuse and reduce production waste
- ● Eliminate soil pollution on production sites
- ● Limit the procurement chain's environmental impact

▲ Principles of Responsibility
● Environmental policy
■ Company program
✱ Manufacturing policy
▽ Supplier relations
◆ Global Compact commitment

Environmental issues

In 1992, Schneider Electric published an environmental policy that has recently been redefined to take into account changes within the organization (i.e., the NEW2004 program), as well as external developments such as the emergence of new environmental regulations and procedures.
The policy is designed to improve production processes, strengthen eco-design methodology for products and integrate customers' environmental protection concerns.

Social issues

Our *Principles of Responsibility* also serve as a social charter, replacing the Management Charter introduced in 1994.
In particular, the Company's employees *"can express their cultural diversity and are managed without discrimination. They are encouraged to develop their team spirit and new competencies, and are recognized for their initiative and risk taking in contributing to the Company's growth" (first commitment in Our Principles of Responsibility).*



Managing our approach



Management systems

Eco-production and eco-design

Schneider Electric has set two major environmental objectives for year-end 2004: achieving ISO 14001 certification for all production sites and applying eco-design methodology to all new global products.
Since the introduction of the ISO 14001 standard in 1996, we have been fully involved in a plant certification process, with the goal of obtaining accreditation for all production sites by year-end 2004.
This commitment requires plants to constantly upgrade their processes through the use of Best Available Techniques.
In addition to our eco-design initiatives, we have set four priority improvement objectives: eliminating hazardous substances in electrical distribution products, reducing product energy consumption during manufacture and use, reducing consumption of natural resources, and cutting the amount of product-generated waste.
We use life cycle analysis methods to assess the environmental impact of our products, identify significant effects and measure improvements (see page 43).

Increasing employee commitment

Human resources objectives, integrating both local and global issues, are an integral part of our company program. They focus on promoting the best possible working conditions for our 74,276 employees around the world.
With a special emphasis on respecting cultural differences, these objectives promote employee development through training, international mobility, meaningful dialogue and social coverage.
These actions comply with guidelines defined by the International Labor Organization.

Deployment indicators as of December 31, 2003

- **74% of production sites and logistics centers are certified to ISO 14001 standards**
- **57% of new global products are eco-designed**
- **75% of employees take part in satisfaction surveys**
- **60% of employees have a variable salary component linked to local and Company-wide results**
- **100% of employees benefit from basic social coverage**
- **84% of sites are involved in the Schneider Electric Foundations' campaigns**



TeSys U
Motor starters



Masterpact NT
Low voltage circuit breakers



Sepam serie 40
Protection relays

Involvement and outreach

Informing employees and raising their awareness of the issues are two key components of Schneider Electric's sustainable development approach. This approach has been enhanced through certain team members' active involvement in various organizations.

Within the Company

➤ *For all employees*

Each issue of NEW*World*, our in-house newsmagazine, includes a special sustainable development section. Topics covered recently include *Our Principles of Responsibility*, eco-design, the Schneider Electric Foundation and the Global Compact.
With a print run of 65,000, the magazine is published four times a year in three languages: French, English and Spanish.

➤ *For managers*

Training programs at the Schneider Management Institute systematically include an initiation to our new sustainable development commitment.
In 2003, 434 managers from 62 countries took part in these seminars.
One group in the *Profession Manager 2004* program worked specifically on sustainable development issues, helping to define challenges facing the Company and identify best practices.

➤ *For the functional divisions*

Special environmental training programs are organized with modules tailored specifically to the needs of marketing and production managers and buyers.

Outside the Company

➤ *Global Compact*

Launched in 1999 at the initiative of UN Secretary General Kofi Annan, the Global Compact brings together, under the auspices of the United Nations, private companies and non-governmental organizations to unite "the powers of the market with the authority of universal ideas."
Signatory parties pledge to respect nine major principles in the areas of human rights, labor rights and the environment. By signing the Compact in December 2002, Schneider Electric publicly expressed its support for these universal values.
In 2003, initiatives focused on encouraging partners to share in our commitment.
To date, 128 Schneider Electric suppliers have signed the Global Compact.



Five international managers in the Profession Manager 1 training program chose as their team project "Making our global responsibility local."

➤ *Observatoire Social International*

Schneider Electric is also involved in projects undertaken by Observatoire Social International, a French organization that seeks to create a balance between business and social needs.
The Company has signed the "Right to life-long education and training," which promotes partnership and co-responsibility between companies and educational and professional training organizations.

➤ *Other associations*

Schneider Electric leads discussion groups on management and social issues at the Institut de l'Entreprise and, since 2001, has been a member of ORSE, an organization that monitors corporate social responsibility.
For many years, the Company has also actively supported ADMICAL, a French association that promotes the development of corporate sponsorship through Europe's CERES network, and IMS, an institute for social patronage.

➤ *Professional organizations*

In 2004, Schneider Electric's Chief Executive in France was elected President of GIMELEC, the French industry association for electrical equipment, automation and related services.

➤ *Standards organizations*

Schneider Electric plays an active role in AFNOR, France's standards organization, where it participates in the sustainable development working group. Other commitments include:
> In France, UTE, a French electrical engineering standards organization.
> In Europe, CENELEC, the European Committee for Electrotechnical Standardization.
> Globally, the International Electrotechnical Commission and the International Organization for Standardization.

Scorecard



Sustainable development as a management tool


Challenge
6

Develop Corporate Community Responsibility

Designed to drive sustainable, profitable growth, our NEW2004 (New Electric World) company program includes six challenges, one of which is specifically related to sustainable development. The program has established quantitative objectives and time frames for meeting environmental, social and community responsibility goals.

The five other NEW2004 challenges (Be More Customer-Centric, Be Committed to Quality, Be More Global, Increase our People's Commitment and Think Innovation) also support our sustainable development initiatives through such actions as reducing the cost of non-quality by 50% or conducting satisfaction surveys of all employees every two years.

NEW2004 objectives are gradually being met through operational improvement plans deployed in our units, which may also set related local objectives. In France, for example, specific hiring targets include filling more than 4% of job vacancies through internal promotion and 2% through hiring the disabled, as well as increasing the number of student internships by 10%.

Employees

Indicators

Introduce a variable salary component linked to local and Company-wide results for all employees


Performance
As a %
17.8%
52.5%
60%
100%
2001
2002
2003
2004
objective

Conduct professional satisfaction surveys for all employees every two years


Performance
As a %
33%
43.7%
75%
100%
2001
2002
2003
2004
objective

Achieve a cross-border mobility rate of 20% for international executives


Performance
As a %
16.2%
22.4%
22.3%
20%
2001
2002
2003
2004
objective

Familiarize all employees with Schneider Electric's fundamentals, as expressed in our Vision for a New Electric World


Performance
As a %
61.5%
100%
2003
2004
objective

Provide basic social coverage for all employees


Performance
As a %
97%
100%
100%
2002
2003
2004
objective

2004 improvement plan

Complete deployment of *Our Principles of Responsibility.*

Integrate diversity concerns more fully.

Implement a workplace health and safety policy for the entire organization.

Local communities

Indicators

Ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation


Performance
As a %
50%
74%
84%
80%
2001
2002
2003
2004
objective

Environment

Indicators

Obtain ISO 14001 certification for all production sites and logistics centers


Performance
As a %
60%
67%
74%
100%
2001
2002
2003
2004
objective

Use eco-design methodology for all new global products


Performance
As a %
13%
57%
100%
2002
2003
2004
objective

2004 improvement plan

Improve the overall environmental impact of our production chain.

Introduce a plan for reducing consumption.

Implement a workplace health and safety policy for the entire organization.

Business partners

Indicators

Achieve a 40% rate of "very satisfied" customers


Performance
As a %
32.9%
39.7%
37.5%
40%
2001
2002
2003
2004
objective

Commit to quality by reducing the cost of non-quality by 50%


in € million
€ 198m
€ 190m
€ 130m
€ 99m
2001
2002
2003
2004
objective

2004 improvement plan

Develop our partners' community commitment, notably through the Global Compact.

Develop special lineups that make a direct impact on energy efficiency.

Upgrade product literature to systematically include the environmental features of our products, solutions and services.

Corporate Governance

2004 improvement plan

Systematically include the various components of our sustainable development commitment in corporate audits of the units.

Assess the quality of reported social and environmental data.

Economic, social and environmental performance


Schneider
Electric



The following pages show how Schneider Electric is applying its sustainable development approach across the organization, the results we've obtained in terms of economic, social and environmental performance, and the leading ratings agencies'

Economic performance

Schneider Electric is dedicated to creating value for shareholders, as well as for customers, employees, suppliers and the community.

How we generate and use our income

Customers

€8,780 million

In 2003, Schneider Electric's sales totaled €8,780 million, for operating income of €1,007 million and net income attributable to Schneider Electric SA of €433 million. Together, the United States and France account for more than 36% of sales.
China, India, Brazil and the Eastern European countries represent the Company's major development regions.

Schneider Electric

Investments

€95 million

Schneider Electric's strategic investments generated €95 million in interest and dividends in 2003.

Retained

€841 million

Schneider Electric retained €534 million to cover depreciation and amortization and €164 million to cover provisions.
An additional €125 million was held in reserves. Losses from companies accounted for by the equity method totaled €18 million.

Suppliers

€4,338 million

Schneider Electric made 85% of its purchases from 20,000 suppliers and subcontractors.
Electrical and electronic components accounted for roughly €1 billion, raw and processed materials for nearly €2 billion and services for €1 billion, of which €350 million for shipping.

Employees

€2,998 million

Schneider Electric paid out nearly €3 billion to its 74,276 employees, two-thirds in gross salary and one-third in payroll expenses and individual and team benefits.

Shareholders

€329 million

Schneider Electric paid:

- €308 million in dividends to holders of 231,842,000 shares in the Company.
- €21 million in minority interests.

Between year-end 2002 and year-end 2003, the share price rose by €6.81, or 15%.

Banks and bondholders

€148 million

Interest on debt, write-downs of equity investments and exchange gains and losses totaled €148 million.

Corporate income and local taxes

€221 million

Schneider Electric's financial contribution to its host countries amounted to €127 million in corporate income tax and €94 million in local taxes.

Economic performance

With its partners, Schneider Electric provides tailored solutions to help customers improve their environmental and economic performance and reduce energy consumption.



Creating value for customers through energy efficiency

The potential market for energy savings currently represents between €5 billion and €10 billion.

With an estimated growth rate of 15% to 20%, this could well rise to tens of billions of euros in the long term.
Schneider Electric is positioned as a powerful player in this market, developing products and services for customers that help them significantly reduce their energy consumption.

These products and solutions are present at every link in the energy chain:

➤ *Remote monitoring of energy consumption*

Experts remotely monitor energy consumption via computer links to the customer and the customer's electrical installations. Based on data collected, the expert makes recommendations that the customer can apply in real time. Remote monitoring can reduce energy consumption by an average 10% a year and pay for the measuring instruments and expert appraisal in less than one year.
Introduced in 2002, remote monitoring programs are underway in some 20 Schneider Electric production sites in France.

➤ *Variable speed drives*

Our range of variable speed drives offers more efficient management of energy-intensive applications such as ventilation, pumping and compressed air installations.
Our products can be integrated into new machines (sometimes designed in partnership with OEMs) or used to upgrade existing equipment.
Savings from variable speed drives can amount to as much as 30%, especially for pumps and ventilators.

➤ *Transparent Ready™*

Our Transparent Ready™ lineup delivers solutions for optimizing electrical installations.
These solutions, which comprise an extensive range of products, equipment, PLCs and automation devices, can reduce the energy consumption of a hypermarket or office building by around 20%.

➤ *Dedicated contracts*

Through our TAC subsidiary (see box on page 30), we also offer energy performance contracts that guarantee savings of 20% to 30% depending on the application.





Lubio: a highly effective public lighting solution

In public lighting, the Merlin Gerin Lubio system reduces electricity consumption 40% by adjusting light flows to local needs.
If it were installed in public lighting systems around the world, Lubio could lower CO_2 emissions by 42 million metric tons a year, the equivalent of all emissions from a country like Switzerland.

Lubio in France's Ain region

Public lighting accounts for 1% of worldwide electricity consumption. According to a study by France's Environment and Energy Management Agency (ADEME), community lighting systems in France's Ain region represents 17% of consumption but 23% of energy expenditure. With the Merlin Gerin Lubio lineup, Schneider Electric won the largest public lighting system renovation contract ever awarded in France to supply the region with 138 fixtures.



Interview with Patrick Chaize, Director of the Intercommunity Agency in France's Ain region



→ ***Why did you contract with Schneider Electric for an energy savings program?***

The electricity agency in the Ain region has been looking for ways to save energy for the past ten years because public lighting is the easiest target area for reducing energy consumption. In all other sectors, savings are related to user behavior, while with public lighting, the machine is in control. Nonetheless, we were unable to achieve the savings we expected because the market didn't have the kind solutions we needed. Schneider Electric was the first company to offer a service that met our requirements.

→ ***Is electricity an expenditure with high potential for savings?***

Studies conducted by regional authorities estimated that integrating astronomical clocks and voltage regulators saved some €340,000 a year for rural communities, which account for half of the Ain's municipalities. Adjustable astronomical clocks are more reliable than the more frequently used photoelectric sensors, whose sensitivity changes over time.

→ ***What other solutions could Schneider Electric offer to further reduce energy consumption?***

To significantly lowering energy consumption, people need to change their behavior. Schneider Electric should support this kind of change with smarter, easier-to-use equipment that can be integrated into homes.

Economic performance


Carrefour

TAC wins contract with City of Dallas

In early 2004, TAC was awarded a $9 million performance contract with the City of Dallas covering public facilities, including Dallas City Hall and the Central Public Library.
The project calls for upgrades or replacements of lighting, air conditioning, heating and ventilation systems in six buildings, with the TAC Vista® automation system to monitor and control the mechanical systems and energy consumption.
The contract will be the first large project to be tracked by the Environmental Protection Agency (EPA), with the goal of developing a model to quantify emissions benefits after building upgrades and integrating the results into Texas' emissions reduction plan.



Xenta 511
Server for LonWorks networks

TAC, a new subsidiary and new markets

In June 2003, Schneider Electric acquired Sweden-based TAC, a major participant in the global building automation and control market. Managing energy through product solutions, performance contracts and guaranteed energy savings is a key component of TAC's offer.
Covering both electrical distribution and automation, the acquisition gives Schneider Electric a forefront position in a growth market closely related to its current businesses.
www.tac.com







Interview with Jean-Pierre Vignes, Vice President MRO Purchasing, Carrefour France

TAC, a Schneider Electric subsidiary is finalizing a contract with Carrefour as part of the hypermarket chain's energy savings program.

→ *Why was Schneider Electric selected for this energy savings program?*

For several years Carrefour has been studying performance contracting offers in Northern Europe. Until now, however, no French company delivered a comprehensive electrical energy savings solution that met our needs. TAC is the first company in the market to do so.

→ *What does the offer include?*

TAC's performance contracts begin with a thorough audit of a site and the definition of quantified energy savings objectives. As part of its performance commitment, TAC is paid only if the objectives are effectively met. The expected savings of 10% to 20% on Carrefour's electricity bills will be used to pay for TAC's services, to finance improvements in the electrical network and to install new, more efficient automation devices, and to reduce Carrefour's expenses.

→ *Is this a new type of contract for Carrefour?*

Yes, it is. What's really new is that existing installations will be upgraded at all Carrefour stores to optimize energy use while limiting investment costs. Carrefour France has focused on reducing its electricity bill for years, but until now initiatives were always decentralized and uncoordinated.

www.carrefour.fr

ALEO program with Air Liquide

The energy used to produce compressed air accounts for 10% of an industrial process' total electricity consumption. To reduce consumption, Air Liquide and Schneider Electric developed an innovative system in which a single variable speed drive successively adjusts the speed of several motors depending on airflow. A PLC controls the startup sequence, switches from one motor's speed drive to another and controls the speed. In this way, it constantly adjusts air production and consumption to avoid waste and releases into the atmosphere. Two prototypes of this variable speed drive successfully developed in Schneider Electric facilities beginning in 2000 have reduced motor energy consumption by 20% to 25%.
In early 2001, Schneider Electric and Air Liquide signed a cooperation agreement to create ALEO (Air Liquide Energie Optimisation), which the partners are actively promoting in both the new building and renovation markets.
In 2002, ALEO received an award from ADEME, France's Environment and Energy Management Agency, and *Industrie et Technologies* magazine. The innovation combines Schneider Electric's technical capabilities in variable speed drives with Air Liquide's expertise in on-site applications. The installations are fully financed through energy savings.

Social performance

Employees

The Company's employees are its main assets.
They can express their cultural diversity and are managed without discrimination.
They are encouraged to develop their team spirit and new competencies and are recognized for their initiative and risk taking in contributing to the Company's growth.
(From Our Principles of Responsibility)



Promoting quality working conditions and improving personal safety at the work place

Jobs

In 2003, the economic environment led to the introduction of rightsizing programs, notably in the United States, Ireland, Italy and France. In all cases, the Company initiated employee support programs that went beyond local legal requirements.

➤ *In Ireland*

Following the closure of the Celbridge site in 2003, job-search measures were introduced and a resource center was set up in the plant. An external job placement agency also provided support. Plant management organized numerous contacts with leading local employers, including on-site job interviews.

➤ *In France*

As part of various transformation programs in France, some of them entailing job cuts, Schneider Electric signed a framework agreement concerning a Jobs Planning System with employee unions in 2003. The agreement has two objectives:

> Share recent developments with unions and keep them informed of discussions underway in the Company that could have an impact on jobs.

> Define working methods and operating procedures to implement a practical system for planning the jobs and skills that the Company will need for the future.

Workplace health and safety

In 2003, the North American Operating Division updated its workplace health and safety policy in line with the Company's vision and Principles of Responsibility.
At the corporate level, special attention has been paid to aligning health and safety practices, with the goal of introducing a Company-wide health and safety policy in early 2005.

➤ *Social coverage*

One of the NEW2004 sustainable development indicators calls for the provision of basic social coverage for all employees.
A six-month survey of all units was conducted in 2003 to identify existing programs and an improvement plan was implemented to enhance employee social benefits.



***Work/study program:** Every year, tutors provide training for young people through work/study programs. Our customers support this initiative by offering long-term employment opportunities to program graduates.*



Providing everyone with equal opportunity in recruitment, jobs and mobility

> *Geographic mobility*

As part of the NEW2004 program, Schneider Electric set a geographic mobility target of 20% for international executives by 2004.
The annual result of 22.4% in 2002 exceeded this target. In 2003, the rate stood at 22.3%, representing 160 managers working outside their country of origin.

> *International hiring and local management*

To support its growth objectives and adapt to market developments, Schneider Electric introduced an international hiring program called Marco Polo in 2001.
The program provides young graduates and high potential, international-profile managers with an opportunity to get initial job experience in a foreign assignment.
While not intended to replace more traditional hiring systems, the program has significantly improved diversity in terms of profile, gender and culture. In three years, more than 100 recruits (of which 21% women) representing 40 nationalities have been posted in 32 different countries.

Employees

All data in this section are consolidated using a comprehensive system. A Company-wide reporting process has been used to prepare annual human resources scorecards for the past four years. These data are then reconciled with information from accounting and purchasing reporting systems to ensure consistency.
All of the workforce and environmental data cover the Company as a whole unless stated otherwise. Nonetheless, because of significant recent changes in the scope of consolidation, it was not possible to include data extending over several years. These data will be included in the next report.

	2003 at 2002 scope of consolidation	2003
Average weighted workforce	71,245	74,276
Temporary and permanent contracts (end 2003)	69,965	71,850
New hires	9,535	9,924
Departures	9,145	11,996



Men / Women
65.6%
34.4%
(2003 data at 2002 scope of consolidation: 65% - 35%)
Men
Women
Category
27%
44%
29%
(2003 data at 2002 scope of consolidation: 25.7% - 28.3% - 46%)
Engineers and managers
Non-executive staff and technicians
Line employees
Age
10.3%
6.2%
28.3%
26%
29.2%
< 25
25-34
35-44
45-54
> 55
Seniority
15%
2.8%
31.4%
21.5%
29.3%
< 5 years
5-15 years
16-24 years
25-34 years
> 35 years
Breakdown by operating division
20%
22%
58%
North America
Europe
International
Work accidents
Frequency rate
3.06
7.33
20.09
Seriousness rate
0.02
0.11
0.26
Engineers and managers
Non-executive staff and technicians
Line employees
Number of days of training
36.8%
18.4%
19.1%
25.7%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers
Total training costs
10.3%
14.2%
46.7%
28.8%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Cumulative days of training by type

	Line employees	Admin. staff	Technicians and supervisors	Engineers and managers	Total
Total training costs (in € thousands)	2,716.11	3,772.93	7,620.59	12,382.62	26,492.25
Total days of training	36,150	37,380	50,386	72,293	196,209
Foreign languages and IT	2,424	11,653	9,441	15,292	38,810
Health and safety	8,468	1,986	3,619	1,925	15,998
Technical	15,317	8,749	17,271	21,487	62,824
Management	388	5,452	7,241	18,394	31,475
Other	4,073	6,103	11,704	8,700	30,580

Social performance

Employees



Ensuring employee development and employability

Managing and developing skills

➤ *Initial training*
In France, where nearly 4,500 young people have taken part in work/study programs since 1993, we have developed proven school-to-work capabilities, tools and quality standards. 90% of participants have earned their diplomas, regardless of their level, and all have acquired a job through the program. In 2004, 250 new apprenticeship or certification contracts are being offered. Priority is given to young people who have disabilities and/or are working towards vocational diplomas.

➤ *Continuing education*
The Schneider Management Institute prepares programs for high-level managers and experts. All programs give extensive coverage to our vision and strategy and to the objectives of the NEW2004 company program, thereby helping to inform and train managers about our challenges and commitments. Some 434 managers from 62 countries attended Institute seminars in 2003.

➤ *Relations with schools and universities*
We have forged powerful ties with leading schools and universities through more than 84 partnerships worldwide. These partnerships enable young people to take part in internships while providing us with a pool for recruiting new talent.
In 2004/2005, a specific project is being introduced to develop and organize these partnerships, particularly in China, the Middle East, India and Eastern Europe.

Managing skills

➤ *People review*
The people review is a human resources management process conducted for employees in all units. The review is first prepared and validated within each unit.
At the corporate level, it mainly concerns high-potential managers and people in key positions.
The review has three objectives: to identify high-potential employees, prepare succession plans for key positions and validate development programs. Its aim is to systematically provide a better understanding of the Company's resources.
For international positions, it plays a major role in developing human resources from all countries, regions and businesses.
The review naturally promotes diversity among managers and plays a major role in providing equal opportunity.

Involving employees in the life of the Company

Employee share ownership

In 2003, Schneider Electric launched a third worldwide Employee Stock Purchase Plan.
The campaign had a moderate participation rate, with 5,100 employees (or 8% of the workforce) subscribing a total of more than €40 million.
On the other hand, the plan helped created a better geographic balance of employee shareholders with 60 countries taking part, compared with 40 in 1999 and 38 in 1997. Schneider Electric employees increased their stake from 3.11% of outstanding shares to 3.62%, accounting for 6% of voting rights. The principle of a new share issue for employees in 2004 has been approved.

Variable salary component

The NEW2004 corporate program includes an objective to introduce a variable salary component linked to local and Company-wide results for 100% of employees by year-end 2004.
This improvement plan is designed to:
> Offer all employees an equal opportunity to share in the Company's results in line with local conditions.
> Increase employee motivation in meeting local and Company-wide objectives.
> Adapt payroll to the economic environment.
At September 30, 2003, 60% of our employees had a variable salary component.

 



Cultivating an open relationship with employee organizations

Social dialogue

➢ *Group Committee*

Comprised of 30 employee representatives, all of them French, the Schneider Electric Group Committee is chaired by the Executive Vice-President Human Resources. At its meetings, managers are free to express their opinions on topics of general interest.

➢ *European Works Council*

As part of a commitment to fostering meaningful dialogue with employee representatives, a European Works Council comprising 31 representatives from 19 host countries meets under the chairmanship of the Executive Vice-President Human Resources. The agreement on the council's operating procedures is more favorable to employees than is legally required. The council's scope, established upon its creation in January 1998, took into account the larger European economy, with the inclusion of such countries as the Czech Republic, Hungary and Poland.
We also voluntarily set up ad hoc commissions to study specific issues.
This was the case for the Legrand transaction, which involved a long, complicated procedure.
In the same spirit of ongoing dialogue, new rules have been adopted to schedule quarterly meetings of the officers, beginning in 2004, with two meetings a year held outside France.
The first took place in Barcelona.

➢ *Professional satisfaction*

We have conducted ProSat satisfaction surveys since 1997. Deployed locally by country organization, they are always followed by operational action plans. These surveys have been integrated in the NEW2004 company program, with a goal for year-end 2004 of interviewing all employees every two years.
At the end of 2003, 75% of employees had had an opportunity to take part in a survey of this type. Throughout the corporate community, respondents highlight their commitment to the Company, to customer satisfaction and to high-quality work. Overall, employees like their jobs and feel that they have good relations with management and are sufficiently empowered.
The most frequently mentioned expectations concern the ProSat system's effectiveness and employability issues, meaning opportunities for professional development, for promotion within the Company (through training programs and management assessment) and for support in team building. Since its creation, the ProSat survey has been modified only slightly, so as to provide each unit with a long-term outlook.

Human rights and respect for minorities

Schneider Electric's dedication to human rights and respect for minorities is above all a public commitment to its role as an upstanding corporate citizen. That's why we've encouraged our partners to join us in signing the UN Global Compact.
Our Principles of Responsibility also include a number of pledges to support human rights.
Generally speaking, the Company takes part in a large number of programs that support social cohesion, working alone or with host communities.
Through the Schneider Electric Foundation, created in 1998, we take action to help young people enter the workforce and encourage our team members to get involved as well (see page 37).
In the United States, the Columbia, South Carolina plant has employed the visually impaired for the past 20 years. In Denmark, the LK plant's shipping department includes 18 disabled employees.
In France, Schneider Electric works alongside other companies in a 2002 initiative launched by SOS Racisme to help 1,000 young people find jobs that correspond to their level of schooling.
Employing the disabled is also one of the objectives of the NEW2004 program in France, where handicapped employees represented 7% of the workforce and 30 disabled interns and work/study participants were active in 2003.

Social performance

Host-community residents



Schneider Electric products contribute to development

Schneider Electric is committed to designing products and services that support development by improving the quality of life for people in emerging markets. Our new microgeneration technologies, for example, promote the development of local electricity production.
Conlog, a Schneider Electric subsidiary acquired in 2000, offers electricity and water prepayment solutions adapted to the needs of developing countries. More than three million special electricity meters for use with prepayment cards have been installed, enabling users who manage their own consumption to be connected to water and electricity grids.
While these offers currently account for just a small portion of sales in developing countries, we intend to examine more closely how our products and solutions can meet the specific needs of local residents, notably in the area of energy efficiency.


care



Interview with François Jung-Rozenfarb, Head of Development, CARE France

CARE is a global network dedicated to ending poverty, with emergency assistance and development programs in more than 75 countries in Africa, Asia and Latin America.

→ *Does facilitating access to electricity for the world's poorest people represent a development challenge?*

Alongside water, education and health care, access to electricity is an essential service for the development of the world's poor. It's a major development challenge and companies that can make electricity more accessible should take this into account. Electrical distribution companies can be key players in this process.
That's why Schneider Electric needs to assume its responsibilities and role in bringing electricity to countries in the Southern Hemisphere and clearly state this role in its sustainable development report.

→ *How do you justify supplying communities with an essential service that is not profitable for the Company?*

Schneider Electric should allocate R&D resources for services to the world's poor and find a business model that provides everyone with access. The prepayment card system is an interesting idea, but the results need to be analyzed. If they're encouraging, the system should be expanded; if they're disappointing, improvements should be made.

www.care.org

The Schneider Electric Foundation



In the spirit of other initiatives pursued near Schneider Electric sites, the Schneider Electric Foundation plays a local role in each of our host communities, helping young people to get a start in life. The originality and strength of this approach lies in the voluntary commitment of our employees, who are active in training, workplace integration, support and social cohesion programs.
The actions presented in this report represent a total budget of roughly €5 million.

One of our NEW2004 objectives is to ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation.
The Luli fund-raising campaign, launched in 2002, was held again in June 2003, when 82% of our sites took part in projects with 160 community associations in 70 countries.
Luli is now a long-term action, recognized and showcased as part of our company program and our sustainable development commitment.



Jean-François Pilliard, Executive Vice-President Human Resources, and Gilles Vermot-Desroches, Vice-President Sustainable Development and Director of the Schneider Electric Foundation, receive a corporate philanthropy award from Jacques Rigaud, President of ADMICAL, a French association that promotes the development of corporate sponsorship.

Algeria: emergency aid and a long-term presence

Present in Algeria for 40 years, Schneider Electric created a subsidiary there in 2000, which today employs 80 people.
For several years, our teams have been involved in their local communities.
In 2000, the subsidiary, its employees and the Schneider Electric Foundation provided financial support to an aid program for abandoned children in the village of Draria. The following year, an emergency program to assist 60 families affected by the Bab El Oued floods was financed by contributions from Schneider Electric employees around the world, the Algerian subsidiary and the Foundation.
In 2002, the subsidiary, its employees and the Foundation provided educational materials for a trauma-healing center operated by a national association for disadvantaged children (ANSEDI).
In 2003, Schneider Electric Algeria, local team members and employees of other subsidiaries again joined forces for an emergency action following the May earthquake, providing support for the families of eight employees affected by the disaster and helping to re-equip 13 destroyed vocational training centers.
Lastly, in June 2003, Schneider Electric Algeria and its employees decided to support the El Baraka association as part of the Luli campaign, with help from the Foundation.
This support focused, in particular, on a program to build a functional rehabilitation center.



Social performance

The Schneider Electric Foundation



Partnership in the US with Habitat For Humanity

Some 2.5 million American families live in poverty housing or have no homes at all.
Habitat for Humanity builds and renovates modest, yet good quality housing with help from each family. Schneider Electric US is a National Partner with Habitat and has donated $6 million worth of panelboards and circuit breakers over three years (2001-2003) for all homes built by the organization in the US.
At the end of 2003, over 9,000 homes were equipped with Schneider Electric products and the project has been renewed for an unlimited period. Schneider Electric Canada has also recently entered into a partnership agreement with Habitat as well.
Schneider Electric team members have also donated their time and energy to Habitat for Humanity. Volunteers from many of our locations have assisted in home building and other activities and the Company promotes this type of involvement with all employees.

Turkey: a program to educate girls

Employees of Schneider Electric Turkey provide support for Cagdas Yasami Destekleme Denergi, an Istanbul-based association that promotes education for girls. In rural areas, large families often devote their limited resources to educating boys. Because few programs exist in Anatolia, the country's poorest region, our Turkish employees chose to help girls there who had completed elementary school but lacked the means to continue with secondary studies.
To provide them with the necessary resources, our Turkish subsidiary re-allocated funds generally used to purchase year-end presents for customers, who were informed of the initiative in New Year's cards. The program financed studies and social integration projects for 150 girls and organized a graduation ceremony for 48 secondary school students. Schneider Electric Turkey also encouraged employees to make their own donations.








UNHCR
The UN Refugee Agency



Interview with Emmanuelle Rouffi, United Nations High Commissioner for Refugees, Head of the Association in France

The mission of the United Nations High Commissioner for Refugees (UNHCR) is to protect and help refugees around the world. It is a frontline organization, active wherever emergency situations occur.

→ *What projects are the UNHCR and Schneider Electric pursuing together?*

Schneider Electric has supported three of our projects, through a financial contribution in Afghanistan in 2001 to protect people displaced by the war and two education programs, in Congo in 2002 and Tanzania in 2003.

→ *Is the UNHCR satisfied with this partnership?*

In France, Schneider Electric is a model of corporate investment in humanitarian programs. With the Schneider Electric Foundation we feel we're working with humanitarian activists who not only provide major funding–a demonstration of management's commitment–but also with a fully involved workforce. At all levels of the Company, we get the feeling that the Foundation was created with the goal of making a difference over the long term. It's a full-fledged unit within the organization, just like the Company's other divisions. Employees working for the Foundation were not assigned for lack of anything better. They've truly found their place and understand the projects in which they're involved. With other French corporate partners, we don't always feel we're a priority. That's not the case with Schneider Electric.




UNHCR

→ *Does Schneider Electric require you to justify the use of funds for these projects?*

Project results are assessed, of course, and Schneider Electric asks to see how funds are used. This is the subject of a report prepared by the UNHCR and submitted to the Company.

→ *How do you envision the future of your partnership with Schneider Electric?*

We would like to see greater involvement on Schneider Electric's part, notably with a larger project to increase cooperation in the field between their teams and ours. We would also like Schneider Electric to communicate more extensively on its commitment. Often the problem with the most committed companies is their lack of external communication. Companies just beginning to get involved need to know that other firms have conducted successful humanitarian aid programs.

→ *Are the partnerships initiated by the UNHCR meant to last?*

Obviously, we would like our partnership with Schneider Electric to continue as long as possible. Our goal is to forge three-to-five-year alliances, because creating a partnership with a company that lacks Schneider Electric's humanitarian culture requires a great deal of time and human investment.

www.unhcr.org

Social performance

Our business partners



With customers, our goal is to behave with integrity and respect in a spirit of creation of shared value. Regarding suppliers, the Company is committed to qualifying primarily those suppliers who are committed to acting in a responsible manner with respect to people, the community and the environment.

Customer relations

We access our markets through a wide range of channels around the world. These can be divided into several families: distributors (accounting for 50% of sales), contractors, architects, specifiers, consultants, and global strategic accounts (8%).
Quality and customer satisfaction criteria are included in our NEW2004 objectives (see page 23).
The Image and Satisfaction Barometer (BIS), conducted every two years to survey our different customer segments in 40 countries, allows us to deploy tailored improvement plans locally.
A summary of these surveys is being organized and may be presented in a future report.
It will provide an overall view of results from 17 countries that account for 80% of sales.
The Partners in Quality initiative, focused on our global strategic accounts, is designed to develop accurate metrics for assessing perceived and expected quality by analyzing how customers use products in their facilities.
So far, some ten Partners in Quality agreements have been signed.
Global strategic accounts are more receptive than our other partners to offers that improve energy efficiency and, more generally, to our commitments.
In 2003, we organized an initial meeting with them to present our sustainable development approach.
A second event was held in 2004.

Our growth strategy

Schneider Electric is developing through organic growth, as well as through acquisitions and partnerships. We are focusing on growth regions like Asia and the Pacific, selected markets such as residential homes for ultra terminal equipment, and a host of new specialties.
Many of these revolve around energy efficiency, secured power, building control and high value-added services to optimize energy and industrial productivity.
Among 2003's acquisitions was Sweden's TAC, a world leader in automation and building control.
The transaction strengthened our position in the Building market and enabled us to enhance our offer in terms of flexibility, safety and energy savings (see page 30).

The risk of corruption

Our ambition, included in the Principles of Responsibility, is to behave with integrity with regard to customers and suppliers. As a signatory of the UN Global Compact, we want to add a tenth principle regarding corruption.
This issue was discussed by signatory organizations in 2003.

Sales by country risk, according to Transparency International's 2003 Corruption Perception Index, with countries rated 0 to 10


Sales in €m
4,000
3,000
2,000
1,000
0
Moderate risk (7.5 to 10)
Average risk (5 to 7.5)
High risk (2.5 to 5)
Very high risk (< 2.5)

France is in the average risk category

Relations with suppliers and subcontractors

As stated in Our Principles of Responsibility, Schneider Electric is committed to qualifying primarily those suppliers who are committed to acting in a responsible manner with respect to people, the community and the environment. Our ambition is to behave with integrity and establish fair contractual relations with suppliers. Our influence with suppliers varies considerably depending on the type of product or service and on whether purchases are made from small and medium-size companies or from large groups.

From a practical standpoint, we have several ways of influencing production conditions:

➢ As a purchaser, we include social and environmental criteria in our specifications and supplier selection standards. Article 20 of our terms of purchase clearly expresses our commitment to complying with the OECD's guidelines for sustainable development and with regulations defined in the ISO 14001 standard, notably with regard to environmental protection.
Our suppliers must also respect these principles and demonstrate their compliance if requested by Schneider Electric. Today, this approach covers 18% of purchases.

➢ In the case of raw materials, the approach can only be applied to tier-one suppliers who most often process rather than produce raw materials.

In general, our purchases represent a small fraction of global markets and shortages of certain products, such as magnetic sheet metal and carbon, lessen our ability to make an impact on suppliers' social and environmental performance. We are also committed to ensuring fair trade conditions among suppliers.
At the 2003 Commodity Managers Forum, which brought together nearly 100 people from around the world, we defined new purchasing and efficiency guidelines that call for such things as increasing the number of suppliers from emerging economies.



Henri Lachmann, Chairman and CEO of Schneider Electric, and Gilles Vermot-Desroches, Vice-President Sustainable Development, lead a "shared responsibility" meeting with suppliers.

Charters inspired by the Global Compact

As part of our commitment to the Global Compact, we signed an environmental and social charter in June 2003 with ten of our main suppliers–Amtek, DSM, Ferraz, Gindre, Kuvag, Menzolit, Metalor, Nief Plastic Holding, Ruget and Semikron.
These charters call for a joint annual review to ensure application of social and environmental commitments contained in the Global Compact, with suppliers required to conduct audits if requested.
At present, 128 of our suppliers have signed the Global Compact.


THE GLOBAL
COMPACT



Article 20 of the terms of purchase:
Schneider Electric undertakes to abide by the OECD guidelines concerning sustainable development and the rules defined in ISO standard 14001, in particular those pertaining to environmental protection.
The Supplier testifies to being fully aware of the aforementioned guidelines and rules, and undertakes to respect them and implement all the industrial and human resources necessary (notably through their environmental and human resources policies) to ensure the said guidelines and rules are properly applied.
The Supplier further undertakes to provide Schneider Electric with evidence of their implementation immediately upon Schneider Electric's request.

Environmental performance

Respect for the environment is one of our strategic priorities. We are fully engaged in a process of continuously improving the environmental performance of both our production sites and our products.



The eco-design process

Our NEW2004 program includes an objective that calls for all new global products to comply with eco-design methodology. At year-end 2003, the compliance rate was 57%.
Whether intended for large regional markets or the global market, these products must meet customer requirements as effectively as possible with a minimal environmental impact throughout their life cycle.
Formalized in 2002, the eco-design process is based on a Life Cycle Analysis approach that complies with ISO 14062. Projects are carried out using Environmental Information and Management Explorer (EIME) CAD software co-developed by a pool of manufacturers of which Schneider Electric is a member.
The process takes into account the product's impact on water, soil and air at every stage in its life cycle, from extraction of raw materials, through production, distribution and use, to end-of-life recovery.

We also offer end-of-life product management in Europe, in anticipation of the European Waste from Electrical and Electronic Equipment (WEEE) Directive, which will be applicable in 2005 mainly for household appliances. More generally, we inform customers of our products' impact and provide advice for disassembly.
In 2003, some one hundred Schneider Electric designers were trained in eco-design methodology and R&D teams integrated these techniques into all new global products.



Osiswitch, Osiprox, Osiris
Global detection photoelectric sensors, proximity sensors and limit switches



Evolis
Medium voltage circuit breaker

The European RoHS directive

Published in the February 13, 2003 Official Journal of the European Communities, the European Restriction of Hazardous Substances directive bans the use of lead, mercury, cadmium, hexavalent chromium, and two polybrominated fire-retarding agents (PBB and PBDE) in low-voltage electrical and electronic products sold in the EU as of July 1, 2006.
Schneider Electric has decided to eliminate these substances from its low-voltage electrical distribution and industrial control products and has prepared a program to implement appropriate actions in the areas of design, process engineering, purchasing and production.

 

Reducing the environmental impact of our products

To improve eco-efficiency from the design phase, we analyze the environmental impact of our products at virtually every stage of their life cycle. Although the end-of-life phase is integrated by our EIME software, it is not included in the charts on this page.
Reducing environmental impact represents an area for improvement for Schneider Electric. Study results show that, aside from the consumption of raw materials during production, our products' most significant effects arise during use. Therefore, our most important contribution involves substantially reducing the environmental impacts stemming from the use of each new product or each new generation of a product.
This analysis of environmental performance, which is part of a continuous improvement process, is already applied to all new global products and will be gradually extended to all new products.
Constantly diminishing the environmental impact of our products and solutions is a service that we are committed to providing to customers through our eco-design policy.

The following two charts show the results of studies conducted for the Prisma Plus 1000 A switchboard and for a typical contactor, two products that are highly representative of each of our core businesses: Electrical Distribution and Automation & Control.

Significant environmental impacts of the Prisma Plus 1000 A switchboard by life-cycle phase


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Depletion of raw materials
Global warming
Deterioration of the ozone layer
Creation of photochemical ozone
Air acidification

The Prisma Plus 1000 A is a low voltage switchboard that meets the electrical distribution and control/monitoring needs of building utilities.

Use
Distribution
Production

Average significant environmental impacts of a contactor by life-cycle phase


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Depletion of raw materials
Global warming
Deterioration of the ozone layer
Creation of photochemical ozone
Air acidification

The TeSys U contactor covers all needs and applications for motor starters, electrical distribution, lighting and heating systems, etc. for power ratings up to 37 kW.

Use
Distribution
Production

Products and solutions that are safer, more environmentally friendly and more energy efficient provide a source of competitive advantage.
Work being done on electrical distribution architectures is part of this process.
An impact study has demonstrated that the new "pooled source" distribution architectures developed and marketed by Schneider Electric reduce environmental impact by an average of 40% compared to traditional centralized distribution systems.

Comparison of the environmental impacts of "pooled source" and centralized electrical distribution architectures
(Base 100: centralized architecture)

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

Centralized architecture

Environmental performance



Research and development programs

R&D programs, which represent a budget totaling more than 5.5% of sales, are conducted in 25 countries by 4,500 research and development scientists. Their mission is to continuously enhance product and solution technology, notably with regard to energy performance analysis and consumption management.
We invest, for example, in the development of products that support the emergence of micro-generation technology. Co-generation makes it possible to increase the energy output of current electrical production infrastructure by 40% to 85% and to reduce losses related to transmission and distribution.



Environmental management

The NEW2004 company program has set an objective of certifying all our production sites to ISO 14001 standards by year-end 2004.
At December 31, 2003, 74% of our sites were ISO 14001 accredited. A number of facilities obtained ISO 14001 certification during the year, including the Chennai and Nashik plants in India and production units in Brazil, China, the US, France and the Czech Republic.
At all sites, we have found that the environmental management system pays for itself in just two years by lowering electricity consumption, related expenses and waste management costs.
We have also deployed procedures to remotely track and audit electricity consumption at a number of sites in the United States, Spain and France.
In France, our goal is to cut consumption at 20 manufacturing sites by 10%, resulting in €1 million in savings out of €13 million in total energy expenditures.

Risk prevention

We have 177 production facilities, of which the vast majority have fewer than 300 employees.
As a result, the impact of manufacturing operations on the surroundings is limited. Our atmospheric emissions are not significant and below regulatory thresholds. In 2003, we conducted our annual review of pollution risks at all our manufacturing sites.
None of our 177 production facilities is classified Seveso. We continuously track 19 facilities, of which 12 in France, often because of their past manufacturing history (in France, this corresponds to sites that require special environmental protection authorizations). Lastly specific measures have been implemented for 20 facilities, of which four in France.
In 2003, we formalized our monitoring, tracking and alert procedures and defined provisions for environmental risk.

Eco-production indicators

Number of employees at our manufacturing sites	
2002	36,983
2003	43,944

Amount of waste produced (in metric tons)
2002: 109,357 2003: 93,736

Amount of waste per production site employee (in metric tons)
2002: 3.0 2003: 1.901

Percentage of waste recovered
2002: 53 2003: 65 (85% in France)

Equivalent energy consumption (in MWh)
2002: 538,111 2003: 674,967

Energy consumption per production site employee (in MWh)
2002: 14.6 2003: 15.3

Water consumption (in cubic meters)
2002: 1,805,608 2003: 1,643,483

Water consumption per production site employee (in cubic meters)
2002: 49 2003: 37.4

The increase in energy consumption from 2002 is attributable to the following factors:

- In 2003, all consumption was taken into account, including gas and fuel-oil heating.
- The figures also reflect changes in the scope of consolidation.
- Lastly, some data include consumption related to manufacturing as well as to administrative and logistical operations.



Reducing SF6 emissions

In response to worldwide concern over the greenhouse effect, Schneider Electric deploys significant resources to reduce greenhouse gas emissions over the long term. As part of our voluntary commitment, we have implemented a number of measures concerning sulfur hexafluoride (SF6), a gas extensively used in medium and high voltage appliances because of its unique properties of inertness, insulation and safety, and its effectiveness in quenching electrical arcs.
The seven Schneider Electric plants that use SF6 are all ISO 14001 certified and have set zero emissions objectives for the long term.
In 2003, average emissions were less than 4%, compared with 8% in 2000.
We have extended the use of a sealed pressure system that eliminates the need to handle the gas during the product's life and limits the leak rate to less than 0.1% a year.
Lastly, as part of a cooperation program, we are developing initiatives that promote traceability and the implementation of best practices to make end-of-life materials processing more environmentally friendly.
In particular, all instructions for product use will indicate the presence of SF6 and appropriate disassembly procedures for avoiding atmospheric emissions.
As part of this commitment, we are proposing solutions to integrate into revised international standards a description of SF6 recycling procedures and recycling rates, requirements for product marking, and a reduction in acceptable leakage*. To ensure that all equipment containing SF6 is tracked and recovered, we have defined procedures that are gradually being implemented, with an initial goal of deployment in all European countries.
At present, the service is operational in France, the United Kingdom, Germany and Norway and is being developed in the Netherlands, Belgium, Spain and Sweden.

**IEC 61634 Use & Handling of SF6 in High Voltage switchgear and 60694 Common Specification for High Voltage switchgear.*

Site clean-up at France Transfo

The France Transfo plant in Maizière-les-Metz has manufactured oil-immersed distribution transformers since the early 1970s.
Until 1985, its catalog included a range of PCB-based transformers for use where fire was a particular hazard. Sold in France under the Pyralène brand, the highly heat-resistant PCBs replaced mineral oil as an electrical insulation fluid in transformers.
Despite precautionary measures, hydrocarbons and PCBs accidentally spilled into the soil over the years. In response, a system was introduced in the early 1990s to regularly monitor the quality of groundwater and runoff.
In the summer of 2003, after nearly ten years of sub-alert level results, several test points yielded measurements that substantially exceeded thresholds.
The causes of pollution were identified during a four-month study, and clean-up measures were submitted to France's Regional Office for Industry, Research and the Environment (DRIRE) in February 2004. These measures were subsequently approved. A detailed risk analysis will be conducted once the causes of pollution have been treated.

Ratings and indices

Schneider Electric's economic, social and environmental performance compared with industry benchmarks



The section presents the findings of the leading sustainable development ratings agencies and a number of ethical investment funds that assessed Schneider Electric in 2003.
In most cases, these results allow for comparison with an industry benchmark.

ASPI Eurozone index

www.vigeo.com

Since 2001, Schneider Electric has been included in the ASPI Eurozone® (Advanced Sustainable Performance Indices) family of indices, which track the financial performance of 120 leading Eurozone sustainability performers from the DJ EURO STOXX benchmark financial universe.
The ASPI uses the rating system developed by Vigeo, an agency that rates and assesses corporate social responsibility.

criteria (min -- / max ++)	previous rating	current rating
Employees	++	++
Environment	+	+
Customers & Suppliers	++	+
Shareholders	=	=
Community & Society	++	++

-- unconcerned - below average = average + advanced ++ pioneer

Benchmark : company / industry sector


300
250
200
150
100
50
0
Employees
Environment
Customers & Suppliers
Shareholders
Community & Society
max sector
min sector
Schneider Electric

FTSE4Good Index series

www.ftse4good.com

Schneider Electric's first application for inclusion in the FTSE4Good indices was refused.
For a number of years, the UK's Ethical Investment Research Service has provided the assessment data for these indices. The arguments against including Schneider Electric mainly concerned its naval contracts.
We have initiated a dialogue with FTSE4Good, supported by the following facts:

- Naval contracts represent less than 1% of total sales.
- These contracts cover standard electrical distribution products that require no special manufacturing processes.

Dow Jones indices

www.sustainability-index.com

After its initial selection in 2003, Schneider Electric is included in 2004 in both the Dow Jones Sustainability Index World and the Dow Jones Sustainability Index Stoxx (for Europe).
Sustainable Asset Management, a Swiss investment manager, conducts research on corporate sustainability for this family of indices.

Sustainability Scores


Total Score
Environmental Dimension
Economic Dimension
Social Dimension
0%
50%
100%
Industry Average on a Global Basis
Schneider Electric SA
Best Company on a Global Basis within Industry Group

CoreRatings

www.coreratings.com

CoreRatings, a European ratings agency founded in 2002, awarded Schneider Electric its highest "A" rating this year.
Only 5% of companies assessed by CoreRatings received an A.

Investment Risk Management


Environmental
Social
Employment
Ethical

Investment Risk Weighting


Ethical
Environment
Employment
Social

Bank Sarasin

www.sarasin.ch

Based on its 2002 performance, Schneider Electric was included in a number of Bank Sarasin's ethical investment funds, The Switzerland-based bank rates companies both for its own purposes and for its customers, mainly pension funds.

Environmental Profile


Industry Average
Company
Strategy
EMS
Pre-Production
Production
Products & Services
0%
20%
40%
60%
80%
100%

Social Profile


Industry Average
Company
Strategy
SMS
General Public
Investors
Suppliers
Employees
Clients
Competitors
0%
20%
40%
60%
80%
100%

Innovest

www.innovestgroup.com

Innovest has tracked Schneider Electric with its EcoValue'21 (EV21) methodology since 1999 and its Intangible Value Assessment (IVA) model since 2002. Founded in 1995, Innovest is an investment research and advisory firm specializing in analyzing corporate performance on environmental, social and strategic governance issues.
With operations in France since 2002, Innovest's rating system is based on a "best in class" approach.
Schneider Electric has received an AA rating with the EV21 methodology and a B rating using the IVA model.

Interview / Carl-Johan Francke, Sustainability Analyst, electrical equipment and components, SAM Sustainable Asset Management

→ How does SAM establish its corporate sustainability assessment of Schneider Electric?

Here at SAM, we draw up criteria based on trends and developments we see in the economy, society and the environment. We translate these developments into industry challenges that corporations should meet to take full advantage of business opportunities and minimize related risks. Apart from general considerations such as corporate governance, human resource management or environmental management system, we look at industry specific criteria for Schneider Electric, including its strategy on climate change and the integration of environmental aspects into product development.

→ What will be the main criteria of the future?

I think that climate change will continue to be a key issue. This creates attractive prospects for equipment manufacturers who can offer businesses solutions that are substantially less carbon intensive. As equipment manufacturers shift manufacturing capacities and procurement to emerging markets, human rights will become another major challenge. Schneider Electric's policies towards suppliers are exemplary in this respect, as they are much more demanding than the general practice in the industry.

→ Why has Schneider Electric been selected for the Dow Jones Sustainability Index (DJSI)?

The selection process for the Dow Jones Sustainability Index follows a transparent and audited research process. Based on SAM's assessment of corporate sustainability, the top ten percent in each industry among the 2,500 largest global corporations are selected for the DJSI. In 2003, Schneider Electric was among the top ten percent.

www.sam-group.com

Interview/Eckhard Plinke, Head of Sustainability Research, Bank Sarasin



→ In your opinion, what are Schneider Electric's priority areas for improvement?



We included Schneider Electric in our investment portfolio because of its good financial prospects (while our sustainability rating is "average"). I'd say the main areas for improvement include the treatment of labor issues arising from outsourcing production in countries like China, where workers have little protection, and the application of human rights standards among suppliers. Schneider Electric could also improve by publishing more environmental data.

→ What about corporate governance?

**Schneider Electric falls within the industry average in this area, although it does stand out for its good financial communication.
That said, the Company restricts voting rights and the independence of the Supervisory Board vis-à-vis the Management Board could be improved.**

Glossary

ADEME: France's Environment and Energy Management Agency. www.ademe.fr

Best Available Techniques (BAT): Techniques that most effectively limit the harmful effects of a business on its environment.
These techniques function as yardsticks and as bases for improvement.

DRIRE: France's Regional Office for Industry, Research and the Environment.

Eco-design: A methodology that integrates environmental protection concerns into the design of goods and services. Eco-design aims to reduce the environmental impact of products throughout their life cycle, each time a new product is created or a line is renewed.

Global Compact (UNGC): An initiative for the 21st century initiated by the United Nations. The Global Compact invites multinational companies to voluntarily support nine sustainable development principles. www.unglobalcompact.org

Greenhouse gases: Gases responsible for creating the greenhouse effect and fostering climate change, including carbon dioxide (CO2), water vapor (H2O), methane (CH4), nitrogen dioxide (N2O), chlorofluorocarbons (CFC), fluorinated hydrocarbons (HFC), perfluorocarbons and *sulfur hexafluoride (SF6).*

ISO 14000: The internationally recognized ISO 14001 and 14040 standards define environmental management and Life Cycle Analysis (LCA) systems. www.afnor.fr

Life Cycle Analysis (LCA): A management tool used to assess the environmental impact of a product or solution at all stages of its life, from raw materials extraction to end-of-life processing.

Negawatt: A unit of measure for energy efficiency, corresponding to one megawatt saved.

PCBs: Polychlorinated Biphenyls, a group of non-biodegradable organic compounds that contain chlorine. Used in electric transformers and capacitors for their insulating and fireproof properties, PCBs are being phased out and replaced.

RoHS: The European Restriction of Hazardous Substances (RoHS) Directive, published in the February 13, 2003 Official Journal of the European Communities. It bans the used of lead, mercury, cadmium, hexavalent chromium, and two polybrominated fire-retarding agents (PBB and PBDE) in low-voltage electrical and electronic products sold in the EU as of July 1, 2006.
The directive does not apply to all electrical and electronic equipment (EEE).

SF6: Sulfur hexafluoride. A stable, inert gas listed as a greenhouse gas in the Kyoto protocol.
It is used in metallurgy, electronics, consumer goods and other industries as well as in medium and high-voltage electrical equipment for its exceptional insulating properties.

Stakeholders: All parties that may be affected by a corporate decision, through their relations with a company or their involvement in its operations. These may include shareholders, employees, customers, distributors, suppliers, creditors, local communities, public institutions and lobbies.

Sustainable Development: "Development which meets the needs of the present without compromising the ability of future generations to meet their own needs." Bruntland Commission, Our Common Future, 1987.

UNEP: United Nations Environment Program. www.unep.org

WEEE: Waste of Electric & Electronic Equipment. Published in the February 13, 2003 Official Journal of the European Communities, the European WEEE Directive is intended to reduce waste generated by end-of-life electrical and electronic equipment (EEE), which, as of August 13, 2005, must be collected and recovered.
The directive does not apply to all electrical and electronic equipment.

Acknowledgements

The Sustainable Development Department (Gilles Vermot-Desroches, Patricia Benchenna, Ronan Lemaire, Sybille Laplace and Brigitte Ghane) coordinated preparation of this report. The validation committee included:
Michel Crochon – Executive Vice-President Customer & Market
Claude Ricaud – Vice-President Science & Technology
Joël Karecki – Vice-President Strategy & Acquisitions
Gérard Fauconnet – Vice-President Communication
Gilles Vermot-Desroches – Vice-President Sustainable Development

Among Schneider Electric stakeholders who were asked to express their views and expectations, we would like to thank Bank Sarasin, Eckhard Plinke; BNP Paribas, Morgan Carval; Care, François Jung-Rozenfarb; Carrefour, Jean-Pierre Vignes; Rocky Mountain Institute, Odd-Even Bustnes; Syndicat intercommunal de l'Ain, Patrick Chaize; SAM, Carl-Johan Francke; UNHCR, Emmanuelle Rouffi.

In preparing this report, in-house teams were involved in describing existing conditions and helping to develop improvement plans. This approach is part of a powerful corporate commitment that is integrated in our company program and concerns all employees.

We would especially like to thank the following Schneider Electric team members who were directly involved in preparing the report's contents:

Jean-Michel Basset, Antoine Baveux, Dominique Beurdeley, Jean-Yves Blanc, Christian Bonnet, Pierre Bonthoux, Philippe Bougon, Nathalie Bouvry, Claude Breining, Jean-Marc Chatelard, Jean-Pierre Cherigny, Victor Chong, Jean-Pierre Cohe, Pierre Colin, Patrick Comtois, Michel Crochon, Philippe Crolet, Henri de Crozefon, Bernard Delvallée, Thierry Djahel, Laila Dolang, Jean-François Dorel, Malika Douar, Stéphanie Dumon, Shoreh Entekhabi, Equipe PM1 (Helen Bradley, Didier Baron, Dan J. Fagan, Harold Eksandh), Gérard Fauconnet, Olivier Franc, Antoine Giscard d'Estaing, Marty Hanna, Michel Hébert, Ismaël Hergueta, Benoît Jacquemin, Isabelle Jacquot, Patrick Jullian, Jean Kieffer, Caroline Labregère, Bernard Lacroix, Alban Laurens, Jean-Louis Le Clainche, Laurence Le Floch, Alain Marbach, Fabien Mastrot, Claude Mazallon, Eric Morel, Tony Morgan, Jacques Muniesa, Danièle N'Guyen, Serife Oktay, Jean Pasternak, Emmanuel Perrin, Henri Pierrot, Eric Pilaud, Jean-François Pilliard, Dominique Pingrenon, Nadia Raynaud, Gilles Revellin, Claude Ricaud, Jacques Robert, James Ross, Xavier Roulleau, Karine Sagne, Jean-Luc Santerre, James P Stroupe, Jaume Teixido, Daniel Tews, Serge Theoleyre, Michel Touret, Daniel Vuillemenot, Estelle Welsch, Jean-Marc Zola.

Copywriting: Françoise Moinet
Layout and production: Jack Grison, on a design concept from WPrintel
Printing: Telliez
Photo credits: Agence Getty Images, Agence Vu, Jean Chevalier, Michel Hébert
Photo libraries: ADMICAL, Care, Habitat for Humanity, Schneider Electric, UNHCR
Illustrations: Cerf-volant
English text: ICC

In preparing this report, Schneider Electric benefited from the recommendations of


utopies
Stratégie et Développement Durable

a consulting firm created in 1993 that promotes sustainable development and corporate social responsibility.
www.utopies.com

Building a **New Electric World**





Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison Cedex (France)
Tel. : +33 (0) 1 41 29 85 00
Internet : http://www.schneider-electric.com

Incorporated in France
with issued capital of €1,854,737,360
Registered in Nanterre, RCS 542 048 574
Siret no.: 542 048 574 01775

This document was printed on paper made from 100% recyclable fibers and produced without the use of chlorine or chlorine derivatives. All production process waste was also recycled.

DDED2004EN

800091

May 2004

Schneider Electric and *the environment*



Schneider Electric
Building a New Electric World

lerlin Gerin
quare D
elemecanique

Keeping in line with its conception of a responsible company, Schneider Electric has made respecting the environment a major focus in its strategy.

Our company has embarked on a process to continually improve its environmental performance. It aims to be exemplary in its practices, both with regard to its facilities and its products.

We have set ourselves two ambitious goals for the end of 2004:

- Have all of our manufacturing units be ISO 14001 certified;
- Standardize the eco-design process for all new global products.

Schneider Electric is aware of the global challenges that humanity is being faced with and intends to contribute to building a sustainable world. This involves offering our customers products and solutions that help to better respect the environment, especially in terms of access to energy and reducing energy consumption.

Our innovation efforts also contribute to this.

By getting involved in implementing our environmenta policy everywhere we have operations, Schneider Electric's employees together participate improving our global performar and in giving meaning to our commitment to sustainable development.

Henri Lachmann

Chairman and
Chief Executive Officer

May 2004

...ned with ... Principles of Responsibility, ...neider Electric is committed to:

...**ng** current environmental requirements and exceeding ... when relevant,

...**ning** products and solutions that respect the environment ...gh an eco-design process,

...**ng** its customers products and solutions that are safe, ...y efficient and environment friendly,

...**ng** innovation and continuous improvement to meet new ...onmental challenges,

...**oting** environmental awareness by providing training for ...one and developing expert networks for best practices,

...**nuously improving** its environmental performance for ...ngoing satisfaction of the communities the Company serves, ...ell as its end users, employees, customers and shareholders, ...today and tomorrow,

...**rting** to all stakeholders about the impact of the Company's ...ties on the environment,

...**ributing** to the planet's sustainable development.

We take action throughout our worldwide operations to:

> **Reduce** the environmental impact of our products and solutions, over their whole life cycle, especially by optimizing their energy and natural resources consumption and by proposing recycling solutions at the end of their life,

> **Offer** the services that both respect the environment and also help our clients to optimize the energy use,

> **Minimize** the environmental impact of our facilities, especially by reducing the consumption of natural resources and the generation of waste and emissions related to Company activities, and by implementing Best Available Techniques (BAT),

> **Involve** our employees, suppliers and partners in our continuous improvement process, with our customers, to better satisfy the community's expectations.

...ur environmental ...olicy

Foundation

Each time a product is created or a product line is updated, Schneider Electric improves the eco-efficiency of its products by combining the reduction of the environmental impact throughout the product life cycle, with a cost-reduction approach.



Product profile



% of eco-designed new global products
100 %
80 %
60 %
40 %
20 %
0 %
N.A.
13 %
57 %
100 %
end-2001
end-2002
end-2003
obj. end-2004

Eco-design our products

Approach

Limit the environmental impact of products starting with their design:

- > **Miniaturize** and thus reduce consumption of natural resources;
- > **Select** materials that minimize waste and scrap and improve product recycleability;
- > **Continue** to eliminate lead from electronic circuits and halogenated flame retardants from plastics;
- > **Reduce** power consumption during use, a major impact during the entire product life cycle;
- > **Manage the end of the life cycle** and improve dismantling for components needing special processing (LCD screen, PCBs, metallic inserts in plastics, plastics blends, etc.);

Develop and deploy tools and methods for standardizin the use of eco-design:

- > **Systematize** the use of the Lifecycle Analysis (LCA) method and EIME software (*Environmental Information and Management Explorer*);
- > **Train** designers, marketers, and production and purchasing managers in the eco-design approach to ensure the environmental guidelines in the internal offer creation guide are observed.

Involve and inform outside partners:

- > **Integrate** environmental criteria the supplier approval process;
- > **Communicate** to the Company customers and partners on the environmental impact of produc thanks to environmental profiles
- > **Advise** customers and partners on product dismantling with pro end of life brochures.

75% reduction

'he Telemecanique brand TeSys model U is an integrated notor-starter-controller solution.

t combines into one product power and control functionality hat was previously made possible by using a TeSys D contactor in connection with a GV circuit-breaker from Telemecanique.

t also includes additional automation and communication functionality.

The product has been entirely developed using a **comprehensive eco-design approach** during all phases of the life cycle: design, production (ISO 14001 certification of plants), end of life (recycleability analysis and packaging modification).

It has been supported internally by training and involvement of project teams, and externally, by including an environmental section in the specifications for suppliers.

Energy consumption during product use was **reduced by 75%,** compared with the energy consumed by a TeSys contactor and a GV circuit-breaker.

Better recycleability

Merlin Gerin brand Sepam is a protection relay for medium-voltage networks. The technological choices made for the design of the new series have increased the product's end of life value.

The **amount of waste** was limited starting from the design phase by reducing the quantity of materials by close to **70%.** The thermoplastic materials used are **recycleable** and **easy to identify** due to individual part marking. Finally, **dismantling** has been **optimized** by limiting the number of mechanical links and by replacing screws with a single-material simple click system.



The European RoHS directive

Published in the February 13, 2003 Official Journal of the European Communities, the European Restriction of Hazardous Substances directive bans the use of lead, mercury, cadmium, hexavalent chromium, and two polybrominated fire-retarding agents (PBB and PBDE) in low-voltage electrical and electronic products sold in the EU as of July 1, 2006.
Schneider Electric has decided to eliminate these substances from its low-voltage electrical distribution and industrial control products and has prepared a program to implement appropriate actions in the areas of design, process engineering, purchasing and production.

Challenge

"Certain schools of thought are based on the belief that in order to create a sustainable society, we need to be close to a point where we use only 10% of the resources that industrial societies consume today".

Opportunities for sustainable solutions, UNEP 2002

The planet is a finite space, with non-negotiable physical limits. It is estimated that our current lifestyles exceed the earth's natural capacity for resource regeneration and absorption of emissions (industrial and household waste and emissions) by 30%.

Minimize the impact that our products have on the environment

Minimize the impact of our manufacturing units

Foundation

Since the release of the international standard ISO 14001 in 1996, Schneider Electric has set up an environmental management system and has obtained ISO 14001 certification at 5 of its manufacturing units. In 2004, more than 130 manufacturing units are certified.



Site profile

% of ISO 14001-certified manufacturing and logistics units

	end-2001	end-2002	end-2003	obj. end-2004
%	60 %	67 %	74 %	100 %

Approach

Certify:

> **Continue** the certification of manufacturing units, especially in North America, Greece, Hungary, Indonesia, Ireland, Italy and Mexico;

> **Extend** certification to other types of units, especially internal design offices, and commercial and administrative facilities.

Reduce consumption of resources and limit the impact of waste and scrap:

> **Perform** measurement and monitoring audits of consumption and emission areas;

> **Define and implement** optimization solutions.

Use the Best Available Techniques (BAT):

> **Systematize** the use of "techniques aimed at avoiding, and when not possible, at generally minimizing emissions and the environmental impact" of manufacturing processes, in accordance with the European directive on *Best Available Techniques* (BAT).

20 pilot units

Following the United States and Spain, France has developed remote monitoring and auditing procedures for electrical power consumption at 20 of its manufacturing plants.

The goal is to reduce consumption by 10% and thus save 1 million euros out of the 13 million euro energy bill for all manufacturing units in France.

Optimization solutions have already been deployed at certain units, in particular, with the use of variable-speed drives and technical building management solutions.



R.O.I.* = 2 years

At Schneider Electric units, it has been noted that ROI on a deployed environmental management system is 2 years.

Return on investment

Following the ISO 14001 certification of the Limoges plant in 1997, **electrical power consumption and related expenses** decreased respectively by **19%** and **26%** per year on the average.

The **quantity of waste** has also decreased at an annual average rate of **31%**, thus each year reducing **management costs** by **28%** on the average.



Challenge

A company's continuity depends on how it is able to meet its *economic, social and environmental* challenges. Today, faced with growing community demands, a company's license to operate depends more and more on its ability to meet the requirements of *all* of its stakeholders. And first of all, the requirements of the communities close to where its units have operations.

Combine product eco-design with eco-manufacturing processes at our manufacturing units

Foundation

Schneider Electric is committed to anticipating the needs of its customers. Together with its partners, the Company brings adapted solutions in order to help its customers to improve their environmental and business performance.



Customer profile



% of very satisfied customers
50 %
40 %
30 %
20 %
10 %
0 %
33 %
40 %
37,5 %
40 %
end-2001
end-2002
end-2003
obj. end-2004

Improve our customers' overall performance

Approach

Assist customers in controlling their electrical processes with Transparent Ready™ and TAC* solutions to:

> **Reduce** energy consumption and costs by using several tools to monitor and control energy quality and availability; metering and analysis of consumption; supervision of power loads and magnitude (voltage, intensity, power factor, etc.);

> **Optimize** investment through consulting services for architectural choices.

Capitalize on the sharing of knowledge and technologies in partnership structures.

Assist customers in anticipating regulatory developments, especially in terms of obligations relating to the European Directive on Waste Electrical and Electronic Equipment (WEEE), through the development of an offer to collect and reclaim electrical and electronic products at the end of their life cycles.

Enlarge our lineup of energy-efficient products and solutions, with performance contracting services from T.A.C*.

www.transparent-ready.com

www.tac.com

** T.A.C is a Swedish-based company that joined the Group in June 2003. It is a world leading player in the global building automation and control market.*

Quality, availability

werLogic Systems is a
nsparent Ready™ solution
st marketed by Square D
the United States, and is
rrently being extended to
e worldwide market.

enables the efficient
onitoring and management
energy quality and
ailability, reduces losses
e to breakdowns by 10%,
d cuts operating costs.

The system was adopted by Mercedes-Benz USA International. After posting two-year ROI on the PowerLogic Systems, the German carmaker now plans to standardize its use when extending its electrical infrastructure.

www.powerlogic.com

40% reduction

The Lubio offer from Merlin Gerin reduces electrical power consumption in public lighting by 40%.

It adapts public lighting luminosity to local needs and requirements thanks to its integrated voltage and lighting-duration regulators in the network's metering stations.

In 2003, the town of Montluçon, France, replaced 138 of its units with Lubio technology, thus signing the **largest contract** for the renovation of a public lighting control-system ever made **in France.**

If a system comparable to Lubio was installed in all public lighting in the world, carbon dioxide emissions, the main greenhouse gas, would be reduced by **42 million tons a year***, i.e. the equivalent of current annual emissions of a country like Switzerland.

* 2000 data



Challenge

Globalization has multiplied and intensified relations between industry players. Companies increasingly rely on out-sourcing, and their scope of responsibility is being gradually extended to include business players upstream and downstream of their value chain.
A company's environmental responsibility requires both the involvement of internal staff, as well as the development of a chain of interlinked interests in an environment that all partners are involved in and in adequation with.

Enlarge our portfolio of solutions and develop partnerships to improve our customers' environmental performance

Innovate for tomorrow



Foundation

Thanks to its operations in 20 countries, Schneider Electric's R&D activities are directed at meeting the needs and expectations of global markets.
Sharing research findings is encouraged by close cooperation between R&D centers in its subsidiaries worldwide.

R & D profile

% turnover dedicated to R&D

	end-2000	end-2001	end-2002	end-2003
% turnover dedicated to R&D	4.9 %	5.2 %	5.2 %	5.6 %

Approach

Continue the technological development of products and solutions with enhanced functionality, especially with additional performance analysis and energy consumption management features.

Develop new markets:

> **Market solutions** for extending the water and electricity distribution networks in developing countries and controlling consumption;

> **Contribute to the expansion** of local electricity generation, especially the emerging **micro-generation** technologies (small-scale power generation).

,000,000 meters

echnologies from Conlog, ıneider Electric subsidiary, made it possible to install 3 million special electricity 's which enable users ınitor their consumption selves.

These technologies, while reducing energy consumption by up to **50%**, contribute to providing **access to electricity** for rural and suburban populations in countries, and to ensuring that local power companies will be able to collect nearly all their receivables, thus making it possible to continue **extending their electrical power grid.**



85 % yield

One of the focus areas of Schneider Electric's R&D is the development of products that significantly contribute to the expansion of micro-generation techniques, in particular, solutions enabling co-generation and local energy generation.

Co-generation increases **energy yields** of current power generation infrastructures by **40-85%:** the heat given off by an operating power generator is recovered and used as an addition to the electricity generated. Local electricity generation, especially from renewable energy sources, **reduces losses** due to power transmission and distribution which amount to approximately **10% of the world's electric power generation.**

Challenge

cording to the United Nations Environment Program, % of individuals today consume 60% of the world's ergy resources. According to the International Energy ency, 80% of our current energy requirements are met th the use of fossil fuels – mainly oil – the combustion which is the source of the increased greenhouse effect. nstant innovation improves access to energy and ntributes to the battle against climatic change, just as apting lifestyles.

Contribute to meeting global sustainable development challenges

Schneider Electric SA

Head Office:
43-45 boulevard Franklin Roosevelt
F-92500 Rueil Malmaison (France)
Tel : +33 (0)1 41 29 70 00
www.schneider-electric.com

Contact :
Gilles Vermot Desroches
Sustainable Development VP
Tél : +33 (0)1 41 29 52 97
Fax : +33 (0)1 41 29 52 94
e-mail : FR-developpement-durable@schneider-electric.com

Editorial: BeCitizen
Design: Jack Grison

802914

June